                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-81551


         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to buy these securities in any state where the offer or sale is not permitted.


                     SUBJECT TO COMPLETION, AUGUST 24, 1999

                  LEHIGH ACRES FIRST NATIONAL BANCSHARES, INC.

                         a proposed holding company for

                        LEHIGH ACRES FIRST NATIONAL BANK


                           [INSERT COMPANY LOGO HERE]

                        1,000,000 Shares of Common Stock
                                $10.00 per share

                         -------------------------------

         We are offering shares of common stock of Lehigh Acres First National Bancshares, Inc. to fund the start-up of a proposed new community bank named Lehigh Acres First National Bank. We will be the sole owner of Lehigh Acres First National Bank, which will be headquartered in Lee County, Florida. We are currently obtaining regulatory approvals for the bank and expect to open it in the first quarter of 2000. This is our first offering of stock to the public and there is no public market for our shares.

         The shares will be sold by our sales agent, Berthel Fisher and Company who has agreed to use its best efforts to sell a minimum of 600,000 shares and a maximum of 1,000,000 shares, but must sell at least 600,000 shares if it sells any. The minimum purchase requirement for investors is 100 shares. Organizers and officers will receive warrants to purchase one share of common stock at $10.00 a share for every share they purchase in the offering.

         We intend to close the offering on December 31, 1999, but we may extend the offering until March 30, 2000 at the latest. We will place all money we receive in the offering with an independent escrow agent who will hold the money until we receive preliminary approval from our bank regulatory agencies for the new bank. If we do not succeed before the end of the offering period, we will return all funds received to the subscribers promptly, with interest.

         This table summarizes the offering and the amounts we expect to receive.


                                                            Minimum Total        Maximum Total
                                           Per Share       600,000 Shares       1,000,000 Shares
                                           ---------       --------------       ----------------
         Public Offering Price ..           $10.00           $6,000,000           $10,000,000

         Sales Agency Commission            $  .80           $  326,400           $   646,400

         Proceeds to Lehigh Acres
         Bancshares .............           $ 9.20           $5,673,600           $ 9,353,600

         We will not pay a sales commission for shares purchased by our officers and directors, we will pay $.50 per share for shares sold to residents of Lehigh Acres and investors recommended by our organizers, and we will pay $.80 per share for all other shares sold to the public. The total sales agency commissions in the table reflect a blended rate on the assumption that our organizers and directors will purchase 117,000 shares, residents of Lehigh Acres will purchase 200,000 shares, and that we will pay the maximum sales agency commission of $.80 per share on the rest of the shares sold.

         THIS IS A NEW BUSINESS. AS WITH ALL NEW BUSINESSES, AN INVESTMENT WILL INVOLVE RISKS. IT IS NOT A DEPOSIT OR AN ACCOUNT AND IS NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. YOU SHOULD NOT INVEST IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SOME OF THE RISKS OF THIS INVESTMENT ARE DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 5.

         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          [INSERT BERTHEL FISHER LOGO]

                             ___________ ____, 1999

                  LEHIGH ACRES FIRST NATIONAL BANCSHARES, INC.
                        LEHIGH ACRES FIRST NATIONAL BANK
                              PROPOSED MARKET AREA





           [INSERT MAP OF FLORIDA AND LEE COUNTY SHOWING MARKET AREA]

                                     SUMMARY

         We encourage you to read the entire prospectus carefully before investing. Because this section is a summary, it may not contain all of the information about the offering that is important to you.

         We are raising capital in this offering to open Lehigh Acres First National Bank. The bank will be a new locally owned and operated community bank which will serve Lee County, Florida. The bank will initially market its services to customers in the following communities; Lehigh Acres, Alva, Buckingham, and Gateway, Florida. Our initial office will be in Lehigh Acres, Florida. We have received preliminary approvals from the Office of the Comptroller of the Currency, the FDIC, and the Federal Reserve Board to open for business. We expect to receive final regulatory approvals by the fourth quarter of 1999. Our principal executive offices are located at:

                             1300 Homestead Road N.
                             Lehigh Acres, Florida 33936
                             Telephone: (941) 368-1190
                             Fax: (941) 368-1191

REASONS FOR STARTING LEHIGH ACRES FIRST NATIONAL BANK

         We are organizing the bank to provide customer-oriented commercial and consumer banking services to local businesses and individuals in the Lehigh Acres area of Lee County. We will focus on offering our customers personalized service and local decision-making, and we will emphasize our local ownership and management and our strong ties to the Lee County community. Our customers will consist primarily of individuals and small- to medium-sized businesses.


BOARD OF DIRECTORS AND MANAGEMENT

         Lehigh Acres Bancshares was founded by the following fifteen business leaders and who will also serve as our initial board of directors:


       -        Robert C. Bagans             -        Lawrence J. Murphy, D.V.M.
       -        Calvin H. Beals              -        Micki J. Regas
       -        Benjamin R. Bell             -        Patricia A. Regas
       -        Craig A. Dearden             -        E. Byron Richardson
       -        Paul F. Dinger               -        Kenneth K. Thompson
       -        Teresa Goodlad               -        Lloyd J. Weber
       -        James D. Hull                -        Kenneth C. Wolfe
       -        Vikas K. Jain, M.D.


     We have attracted an experienced management team with many years of banking experience. Our management team currently consists of the following individuals:

         - Lloyd J. Weber will be our president and CEO. He is a seasoned banker with almost thirty years of experience in operations, strategic planning, marketing, and lending. From 1973 through 1998, Mr. Weber has served in various executive capacities, including, chairman of the board, CEO, president, and senior loan officer of several banks throughout the State of Florida. Mr. Weber has resided in Florida for 27 years.

         - Carol E. Benson will be the senior vice president and cashier of Lehigh Acres Bank. She has over 23 years of experience in bank operations in Lehigh Acres. During her banking career she has held numerous banking positions including, cashier, vice president, and compliance officer. From 1976 until 1996 she served in various capacities at Tri-County Community Bank of Lehigh Acres which was acquired by Florida Community Bank where she served until June 1999.

TOTAL FUNDS TO BE RAISED IN THE OFFERING

         The banking regulators have required us to have at least $5,000,000 in capital to open the bank. Therefore, we plan to sell a minimum of 600,000 shares and a maximum of 1,000,000 shares in the offering, all at $10.00 per share. We anticipate our organizers and directors will purchase at least 117,000 shares in the offering, for an investment of at least $1,170,000. We hope to raise the rest of these funds primarily from individuals and businesses in Lee County who share our desire to support a new local community bank in the area.

THE OFFERING

         We will use the first $5,000,000 we raise in this offering to capitalize Lehigh Acres Bank. We will use the remaining proceeds to pay expenses and provide working capital. Lehigh Acres Bank will use some of the funds it receives from our investment to pay expenses, for leasehold improvements, to build and furnish its offices, and to provide working capital to operate the bank. See "Use of Proceeds" on page 12.

FUNDS RECEIVED WILL BE PLACED IN ESCROW

         Because we cannot open the bank without final regulatory approvals, we will place all the proceeds raised in this offering with the Independent Bankers' Bank of Florida acting as an independent escrow agent. The escrow agent will hold these funds until we raise at least $6,000,000 and obtain preliminary regulatory approvals to open the bank. In March 1999, we received the preliminary approval of the Office of the Comptroller of the Currency to open the bank, in April 1999, the FDIC preliminarily approved our application for deposit insurance, and in August 1999, the Federal Reserve approved our application to own Lehigh Acres Bank. We currently intend to close the offering on December 31, 1999, but may extend the date of the offering up to March 30, 2000. If we fail to meet these conditions, we will refund your subscription in full, with interest.

SHARES WILL BE SOLD BY A SALES AGENT

         We have engaged Berthel Fisher and Company as our sales agent to sell shares in the offering. The sales agent has agreed to use its best efforts to sell the shares offered, but must sell at least 600,000 shares in order to sell any. We have agreed to pay the sales agent no commission on shares sold in the offering to our organizers and a 5% commission on shares sold to investors who are (i) residents of the City of Lehigh Acres or (ii) whose names are provided to the sales agent by our organizers, except that the 5% commission will not apply to shares sold by selected dealers of the sales agent. We will pay the sales agent an 8% commission on all other shares sold to the public, including any shares sold by selected dealers of the sales agent. This will result in fees and commissions of approximately $326,400 on the minimum of 600,000 shares and $646,400 on the maximum of 1,000,000 shares. We will also pay the sales agent $20,000 to develop a marketing plan. We will reimburse the sales agent for its marketing expenses not to exceed $20,000.

WE DO NOT PLAN TO PAY DIVIDENDS

         Because we are a new business, we will not pay dividends in the foreseeable future. We intend to use all available earnings to fund the continued operation and growth of the business and the bank.

LOCATION OF OFFICE

         Our main office will be located at 1300 Homestead Road N., in the Homestead Road Shopping Center in the central business district of Lehigh Acres, Florida. We will lease this property at an initial monthly rate of $6,486. We plan to open this office by the first quarter of 2000. See "Offices and Facilities" on page 16.

                                  RISK FACTORS

         The following is a summary of some of the risks which we will encounter in starting and operating the new bank. There may be other risks that we are not aware of and have not listed. Please read the entire prospectus for a more thorough discussion of the risks of an investment in our common stock.

WE ARE A NEW BUSINESS AND CANNOT BE SURE WHETHER WE WILL BE SUCCESSFUL.

         Neither Lehigh Acres Bancshares nor Lehigh Acres Bank has any operating history. The operations of new businesses are always risky. Because Lehigh Acres Bank has not yet opened, we do not have historical financial data and similar information which would be available for a financial institution that has been operating for several years.

WE EXPECT TO INCUR LOSSES FOR AT LEAST TWO YEARS AND THERE IS A RISK WE MAY NEVER BECOME PROFITABLE.

         In order for us to become profitable, we will need to attract a large number of customers to deposit and borrow money. This will take time. We expect to incur large initial expenses and may not be profitable for several years. Although we expect to become profitable in our second year, there is a risk that we may never become profitable and that you will lose part or all of your investment.

WE CANNOT OPEN THE BANK FOR BUSINESS UNTIL WE RECEIVE REGULATORY APPROVALS, WHICH ARE AT THE DISCRETION OF OUR REGULATORY AGENCIES.

         We cannot begin operations until we receive all required regulatory approvals. We will not receive these approvals until we satisfy certain requirements for new banks imposed by state and federal regulatory agencies. We believe that one requirement will be that we have at least $5 million to capitalize the bank. We have already received preliminary approval from the Office of the Comptroller of the Currency, the FDIC, and the Federal Reserve. Any delay in starting operations will increase our pre-operational expenses, such as salaries and other administrative expenses, without the ability to generate any revenues. We expect to obtain all necessary approvals by the fourth quarter of 1999, but it may take longer.

WE WILL DEPEND HEAVILY ON MR. LLOYD WEBER AND OUR BUSINESS WOULD SUFFER IF SOMETHING WERE TO HAPPEN TO HIM OR IF HE WERE TO LEAVE.

         Lloyd J. Weber will be our president and chief executive officer. Mr. Weber will provide valuable services to us, and he would be difficult to replace. If he were to leave, our business would suffer. We will carry key man life insurance on Mr. Weber, payable to the bank, in the amount of $500,000.

THE OFFERING PRICE OF $10.00 WAS DETERMINED ARBITRARILY AND MAY NOT REFLECT THE VALUE OF THE SHARES.

         Because we do not have any history of operations, we determined the offering price arbitrarily. The offering price is essentially the book value of the shares prior to deduction for expenses of the offering and the organization of the bank. The offering price may not be indicative of the present or future value of the common stock. As a result, the market price of the stock after the offering may be more susceptible to fluctuations than it otherwise might be. The market price will be affected by our operating results, which could fluctuate greatly. These fluctuations could result from expenses of operating and expanding Lehigh Acres First National Bank, trends in the banking industry, economic conditions in our market area, and other factors which are beyond our control.

WE WILL NOT HAVE A LARGE NUMBER OF SHAREHOLDERS OR A LARGE NUMBER OF SHARES AVAILABLE AFTER THE OFFERING, WHICH MAY LIMIT YOUR ABILITY TO SELL OR TRADE THE SHARES AFTER THE OFFERING.

         Prior to this offering, there has been no public trading market for our shares. After the offering, we will encourage broker-dealers to match buy and sell orders, or "make a market," for our common stock on the Over-the-Counter Bulletin Board. However, we do not currently have any broker-dealers that are willing to make a market in our common stock, and there is a risk that none will ever do so. Even if a market is made for our common stock, the trading markets for securities quoted on the OTC Bulletin Board typically lack the depth, liquidity, and orderliness necessary to maintain a liquid market. A public market having depth and liquidity depends on having enough buyers and sellers at any given time. Because this a relatively small offering, we do not expect to have enough shareholders or outstanding shares to support an active trading market, and we do not expect a liquid market for our common stock to develop for several years, if at all. Accordingly, investors should consider the potential illiquid and long-term nature of an investment in our common stock.

WE WILL FACE STRONG COMPETITION FOR CUSTOMERS FROM LARGER AND MORE ESTABLISHED BANKS WHICH COULD PREVENT US FROM OBTAINING CUSTOMERS AND MAY CAUSE US TO HAVE TO PAY HIGHER INTEREST RATES TO ATTRACT CUSTOMERS.


         We will encounter strong competition from existing banks and other types of financial institutions operating in the Lee County area and elsewhere. Some of these competitors have been in business for a long time and have already established their customer base and name recognition. Most are larger than we will be and have greater financial and personal resources than we will have. Some are affiliated with large super-regional and regional banks like Bank of America (formerly Nationsbank), First Union, and SouthTrust, and offer services, such as extensive and established branch networks and trust services that we either do not expect to provide or will not provide for some time. Due to this competition, we may have to pay higher rates of interest to attract deposits. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that will apply to our bank. See "Proposed Business - Competition" and "Supervision and Regulation" starting on page 23.


WE MAY NOT BE ABLE TO COMPETE WITH OUR LARGER COMPETITORS FOR LARGER CUSTOMERS BECAUSE OUR LENDING LIMITS WILL BE LOWER THAN THEIRS.

         We will be limited in the amount we can loan a single borrower by the amount of Lehigh Acres Bank's capital. The legal lending limit is 15% of the bank's capital and surplus. We expect that our initial legal lending limit will be approximately $690,000 immediately following the offering, but we intend to impose an internal limit on the bank of 80% of this amount, or approximately $550,000. Until the bank is profitable, we will lose money, which will decrease our capital and therefore our lending limit. Our lending limit will be significantly less than the limit for most of our competitors and may affect our ability to seek relationships with larger businesses in our market area. We intend to accommodate larger loans by selling participations in those loans to other financial institutions.

WE HAVE IMPLEMENTED ANTI-TAKEOVER DEVICES WHICH COULD PREVENT ANOTHER COMPANY FROM PURCHASING US, EVEN THOUGH SUCH A PURCHASE MAY INCREASE SHARE VALUE.

         In many cases, shareholders receive a premium for their shares when a company is purchased by another. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to purchase Lehigh Acres Bancshares without approval of our board of directors. For a discussion of some of these provisions, please see "Description of Capital Stock - Anti-takeover Effects" on page 37.


WE ARE AUTHORIZED TO ISSUE PREFERRED STOCK WHICH, IF ISSUED, MAY ADVERSELY AFFECT YOUR VOTING RIGHTS AND REDUCE THE MARKET PRICE OF THE COMMON STOCK.

         We are authorized by our articles of incorporation to issue shares of preferred stock without the consent of the shareholders. Preferred stock, when issued, may rank senior to common stock with respect to voting rights, the payment of dividends, and amounts received by shareholders upon liquidation, dissolution, or winding up. The existence of rights which are senior to common stock may reduce the price of our shares. We do not have any plans to issue any shares of preferred stock at this time.

THE EXERCISE OF WARRANTS AND STOCK OPTIONS WILL CAUSE STOCK DILUTION AND MAY ADVERSELY AFFECT THE VALUE OF OUR COMMON STOCK.

         The organizers and officers may exercise warrants and options to purchase common stock, which would result in the dilution of your proportionate interests in Lehigh Acres Bancshares. Upon completion of the offering, we will issue to the organizers warrants to purchase one share of common stock at $10.00 per share for every share they purchase in the offering. If the organizers purchase 117,000 shares in the offering, we will issue warrants to purchase an additional 117,000 shares of common stock to them. In addition, after the offering, we expect to adopt a stock option plan which will permit us to grant options to our officers, directors, and employees. We anticipate that we will initially authorize the issuance of a number of shares under the stock option plan equal to 15% of the shares outstanding after the offering. We do not intend to issue stock options at less than the fair market value of the common stock on the date of grant.

WE MAY NOT ALLOCATE ALL OF THE NET PROCEEDS IN THE MOST PROFITABLE MANNER.

         After capitalizing Lehigh Acres Bank with $5,000,000, we will have broad discretion in allocating the remaining proceeds. If we complete the maximum offering, these remaining proceeds will be approximately $4,243,000, or 42% of the proceeds of the offering. Initially we plan to invest these proceeds in United States government securities or deposit them with the bank, and in the long term we intend use them for general corporate purposes. We cannot predict the extent to which we will allocate these funds to income-generating assets, capital assets, or liquidity. Although we intend to utilize these funds to serve Lehigh Acres Bancshares' best interest, we cannot assure you that our allocation will ultimately reflect the most profitable application of these proceeds.

IT IS POSSIBLE THAT OUR COMPUTER SYSTEMS OR THOSE OF OUR PROCESSING VENDORS OR LOAN CUSTOMERS COULD FAIL TO OPERATE ON JANUARY 1, 2000.

         Like many financial institutions, we will rely upon computers for conducting our business and for information systems processing. There is concern among industry experts that on January 1, 2000, computers will be unable to read or interpret the new year and there may be widespread computer malfunctions. We will generally rely on software and hardware developed by independent third parties to provide our information systems. We will request warranties about Year 2000 compliance from the primary third party hardware and software system providers we use. We believe that our other internal systems and software, including our network connections, will be programmed to comply with Year 2000 requirements, although there is a risk they may not comply. Based on information currently available, we believe that we will not incur significant expenses in connection with the Year 2000 issue.

         The Year 2000 issue may also negatively affect the business of our customers. We intend to include Year 2000 readiness in our lending criteria to minimize this risk. However, we cannot be certain that this will eliminate the issue, and any financial difficulties our customers experience as a result of Year 2000 issues could impair their ability to repay loans to the bank.


         We may not open the bank until after January 1, 2000, at which time we believe that most of the uncertainty surrounding the Year 2000 issue should be resolved. In this event, our risks associated with computer malfunctions should be greatly reduced, but we will still seek to ensure that our computer systems and our major vendors' and clients' computer systems are in compliance and functioning properly. For more information on Year 2000 issues, please refer to page 16.

                           FORWARD LOOKING STATEMENTS

         This prospectus contains certain "forward-looking statements" concerning Lehigh Acres Bancshares and Lehigh Acres Bank and their operations, performance, financial conditions, and likelihood of success. These statements are based on many assumptions and estimates. Our actual results will depend on many factors about which we are unsure, including those discussed above. Many of these risks and factors are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to:

         - significant increases in competitive pressure in the banking and financial services industries;

         - changes in the interest rate environment which could reduce anticipated or actual margins;

         - changes in political conditions or the legislative or regulatory environment;

         - general economic conditions, either nationally or regionally and especially in southwest Florida, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

         -    changes occurring in business conditions and inflation;

         -    changes in technology;

         -    changes in monetary and tax policies;

         -    changes in the securities markets; and

         - other risks and uncertainties detailed from time to time in the filings of Lehigh Acres Bancshares with the Securities and Exchange Commission.

The most significant of these risks, uncertainties, and other factors are discussed under the heading "Risk Factors," beginning on page 5 of this prospectus, and prospective investors are urged to carefully consider such factors.

                                  THE OFFERING

GENERAL

         We are offering a minimum of 600,000 shares and a maximum of 1,000,000 shares of our common stock at a price of $10.00 per share to raise between $6,000,000 and $10,000,000. We intend to impose a minimum purchase requirement for any investor of 100 shares and the maximum purchase of 5% of the offering, although we reserve the right to accept subscriptions for more or less.


         The organizers and directors intend to purchase 117,000 shares in the offering, for a total investment of $1,170,000. As a result, they will own approximately 19.5% of the common stock outstanding upon completion of the offering if we sell the minimum number of 600,000 shares, and 11.7% of the common stock outstanding upon completion of the offering if we sell the maximum number of 1,000,000 shares. Additionally, each of the organizers will receive a warrant to purchase one additional share of common stock at $10.00 per share for each share purchased in the offering, exercisable for ten years after the completion of the offering. If each organizer exercises his warrant in full, the organizers' ownership of Lehigh Acres Bancshares will increase to 32.6% based on the minimum offering and 20.9% based on the maximum offering. Although they have not promised to do so, the organizers may purchase additional shares in the offering, including up to 100% of the minimum offering. All shares purchased by the organizers will be for investment and not intended for resale. Because purchases by the organizers may be substantial, you should not assume that the sale of a specified minimum offering amount indicates the merits of this offering.


         We must receive your subscription for shares before midnight, Eastern Standard Time, on December 31, 1999, unless all of the shares are sold earlier or the offering is terminated or extended. We reserve the right to terminate the offering at any time or to extend the expiration date up to March 30, 2000. Extension of the expiration date might cause an increase in our expenses. We do not have to give you any prior written notice of an extension. If we extend the offering, subscriptions we have already accepted will still be binding. We do, however, intend to communicate quarterly with all subscribers and inform you of any extensions of the offering.

         Accepted subscriptions will be binding and may not be revoked except with our consent. We reserve the right to cancel or reject any or all of any subscription before or after acceptance until the proceeds of this offering are released from escrow. We may also allocate shares among subscribers if the offering is oversubscribed; however, we believe that we will not have to adjust subscribers for the minimum number of shares. In deciding which subscriptions to accept, we may take into account any factors, including:

         -    the order in which subscriptions are received,
         - a subscriber's potential to do business with or to direct customers to the bank, and
         -    our desire to have a broad distribution of stock ownership.

If we reject any subscription, or accept a subscription but subsequently elect to cancel all or part of such subscription, we will refund the amount remitted for shares for which a subscription is rejected or canceled. We will issue certificates for shares which have been subscribed and paid for promptly after we receive the funds out of escrow.

CONDITIONS TO THE OFFERING AND RELEASE OF FUNDS

         We will place all subscription proceeds with an independent escrow agent. The escrow agent will hold these funds, and no shares will be issued, until:

         - We have accepted subscriptions and payment in full for a minimum of 600,000 shares at $10.00 per share;
         - We have obtained preliminary approval from the Federal Reserve to acquire the stock of the bank;

         - We have obtained preliminary approval from the Office of the Comptroller of the Currency to grant us a national bank charter; and

         - We have received preliminary approval of the bank's application for deposit insurance from the FDIC.

If we terminate the offering without accepting subscriptions or if the offering period expires before these conditions are satisfied, then:

         - We will cancel all subscription agreements and subscribers in the offering will not become shareholders;

         - The funds held in the escrow account will not be subject to the claims of any of our creditors or available to defray the expenses of this offering; and

         - We will return the full amount of all subscription funds promptly to subscribers, with interest.

         The escrow agent has not investigated the desirability, advisability, or merits of a purchase of the shares. The escrow agent will invest escrowed funds in interest-bearing savings accounts, short-term United States Treasury securities, FDIC-insured bank deposits, or such other investments as we agree on with the escrow agent. We do not intend to invest the subscription proceeds held in escrow in instruments that would mature after the expiration date of the offering.

         If the conditions for releasing subscription funds from escrow are met and the funds are released but we do not receive final regulatory approval to operate the bank, or if the bank does not open for any other reason, our board of directors intends to propose that the shareholders approve a plan to liquidate Lehigh Acres Bancshares. If this plan is adopted, we would be dissolved and our net assets, consisting primarily of the funds received in this offering less the costs and expenses we have incurred, would be distributed to our shareholders.

PLAN OF DISTRIBUTION

         We have entered into an agreement with Berthel Fisher and Company to sell up to 1,000,000 shares of our common stock. We have agreed to pay the sales agent no commission on shares sold in the offering to our organizers and a 5% commission on shares sold to investors who are (i) residents of the City of Lehigh Acres or (ii) whose names are provided to the sales agent by our organizers, except that the 5% commission will not apply to shares sold by selected dealers of the sales agent. We will pay the sales agent an 8% commission on all other shares sold to the public, including any shares sold by selected dealers of the sales agent. We will also pay the sales agent $20,000 to develop a marketing plan. We will reimburse the sales agent for its marketing expenses not to exceed $20,000.

         The sales agency agreement provides for reciprocal indemnification between Lehigh Acres Bancshares and the sales agent against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933. The SEC has advised us that it believes such indemnification is against public policy as expressed by the Securities Act of 1933 and is, therefore, unenforceable.

         Prior to this offering there has been no public market for our shares. We established the initial offering price of the shares based upon our assessment of the capital needs of Lehigh Acres Bancshares and the commercial potential of the services to be offered by Lehigh Acres Bank. We have discussed the establishment and maintenance of a market for the shares after the offering with the sales agent. Based upon the discussions, we expect that a secondary market may eventually develop for the shares, although we cannot be sure. In general, if a secondary market develops, the shares other than those held by affiliates will be freely transferable in the secondary market. See "Description of the Capital Stock of Lehigh Acres Bancshares - Shares Eligible for Future Sale" on page 39. Once a secondary market is established, the market makers may or may not continue to maintain the secondary market, based on factors such as the degree to which the secondary market is active.

HOW TO SUBSCRIBE

         If you desire to purchase shares of the common stock of Lehigh Acres Bancshares, you should:

         1. Complete, date, and execute the subscription agreement which you received with this prospectus;

         2. Make a check, bank draft, or money order payable to "Independent Bankers' Bank of Florida, Escrow Account for Lehigh Acres First National Bancshares, Inc.," in the amount of $10.00 times the number of shares you wish to purchase; and

         3. Deliver the completed subscription agreement and check to the sales agent or Lehigh Acres First National Bancshares, Inc. at the following addresses:


                  Lloyd J. Weber                                       Timothy C. Moody
                  Lehigh Acres First National Bancshares, Inc.         Berthel Fisher and Company
                  P.O. Box 1479                                        Corporate Office
                  Lehigh Acres, Florida  33970-1479                    100 Second Street, N.E.
                                                                       Cedar Rapids, Iowa  52407-4250


         If you have any questions about the offering or how to subscribe, please call Mr. Weber at (941) 368-1190 (or any of the other organizers) or Mr. Moody at 1-800-356-5234. If you subscribe, you should retain a copy of the completed subscription agreement for your records. You must pay the subscription price at the time you deliver the subscription agreement.

                                 USE OF PROCEEDS


         Below, we describe how we intend to use the funds received in this offering based on our plans and estimates of our start-up expenses. Our actual expenses may be different. Although we believe that the minimum proceeds of $6,000,000 from the offering will satisfy our cash requirements for our first twelve months of operation, we cannot be sure. Because we are a new enterprise, we cannot predict the bank's ability to generate revenue to cover its expenses, and therefore we cannot predict how we will actually use the proceeds. To date our expenses have been funded by an initial $180,000 investment from some of our organizers to whom we issued 18,000 shares of our common stock at $10.00 per share, a $30,000 loan by two individuals, and by a line of credit with The Independent Bankers' Bank of Florida guaranteed by the organizers. If we complete the offering, we will use some of the proceeds to pay down the line of credit and the loan, and we will redeem the 18,000 shares issued to some of our organizers for their initial investment at $10.00 per share.



         The following table shows the expected proceeds from the offering. The total sales agency commissions payable in the event of a minimum offering and a maximum offering assume that 117,000 shares will be purchased by our organizers and directors for no commission, 200,000 shares will be purchased by residents of Lehigh Acres for a commission of $.50 per share, and the remaining shares will be sold to the public for which we will pay the maximum sales agency commission of $.80 per share. All shares, including those to our organizers, will be at the offering price of $10.00 per share. Based on our assumptions, the gross proceeds, expenses, and net proceeds from the minimum and maximum offering would be as follows:



                                                             Minimum Total          Maximum Total
                                          Per Share         600,000 Shares        1,000,000 Shares
                                          ---------         --------------        ----------------
         Public Offering Price ..           $10.00            $6,000,000            $10,000,000

         Sales Agency Commission            $ (.80)           $ (326,400)           $  (646,400)
                                            ------            ----------            -----------

         Proceeds to Lehigh Acres

         Bancshares .............           $ 9.20            $5,673,600            $ 9,353,400
                                            ======            ==========            ===========

USE OF PROCEEDS BY LEHIGH ACRES FIRST NATIONAL BANCSHARES


         The following table shows our anticipated use of the proceeds by Lehigh Acres Bancshares of the offering based on the sale of the minimum number and maximum number of shares. The gross proceeds shown in the table include $1,170,000 we expect to receive from our organizers and directors. As shown, a minimum of $5,000,000 will be invested in Lehigh Acres Bank. After we make this capital investment and we pay all of the costs of organizing the bank, we will retain 100% of the excess in Lehigh Acres Bancshares. We will initially invest these proceeds in United States government securities or deposit them with Lehigh Acres Bank. In the long-term, we will use these funds for the operational expenses of Lehigh Acres Bancshares and Lehigh Acres Bank and for other general corporate purposes, including the provision of additional capital to the bank, if necessary. We may also use these proceeds to expand, for example by opening additional branches or acquiring other financial institutions. We do not currently have any definitive plans for expansion. We have established a line of credit in the amount of $250,000 at the prime rate minus 1% with the Independent Bankers' Bank of Florida to pay for organizational expenses. We plan to pay down this line of credit with proceeds from the offering.


                                                                            Minimum            Maximum
                                                                           Offering           Offering
                                                                        600,000 shares    1,000,000 shares
                                                                        --------------    ----------------
Gross proceeds from offering..................................            $ 6,000,000       $10,000,000

Sales Agency Commission.......................................            $  (326,400)      $  (646,400)

Offering and organizing expenses of Lehigh Acres Bancshares...            $  (109,780)      $  (109,780)

Investment in capital stock of the bank.......................            $(5,000,000)      $(5,000,000)
                                                                          ------------      ------------

Remaining proceeds............................................            $   563,820       $ 4,243,820
                                                                          ===========       ===========

USE OF PROCEEDS BY LEHIGH ACRES FIRST NATIONAL BANK

         The following table shows the anticipated use of the proceeds by Lehigh Acres Bank. All proceeds received by the bank will be in the form of an investment in the bank's capital stock by Lehigh Acres Bancshares as described above. We have entered into a long-term lease for our offices with an option to extend. The table below reflects our rent obligation for this facility for our initial 12 months of operation of $6,486 per month from January 2000 through May 2000 and $7,252 per month from June 2000 through December 2000. We expect our main office to be completed by January 2000. Furniture, fixtures, and equipment will be capitalized and amortized over the life of the lease or over the estimated useful life of the asset. The remaining proceeds will be used to fund loans or invested in investment grade bonds and government securities, but we have not determined specifically how we will allocate or invest these funds. These numbers are estimates only. We cannot assure you that we will open on time or ever. If the opening of the bank is delayed, our expenses will be substantially higher.

                                                                      Minimum             Maximum
                                                                      Offering            Offering
                                                                   600,000 shares     1,000,000 shares
                                                                   --------------     ----------------
         Investment by Lehigh Acres Bancshares in the bank's
            capital stock ..................................          $5,000,000        $5,000,000

         Organizational and pre-opening expenses of the bank          $ (400,000)       $ (400,000)

         Furniture, fixtures and equipment .................          $ (250,000)       $ (250,000)

         Lease of permanent facility .......................          $  (83,180)       $  (83,180)

         Construction of Leasehold Improvements ............          $ (150,000)       $ (150,000)

         Other operational losses in first year ............          $ (170,000)       $ (170,000)
                                                                      ----------        ----------
         Remaining proceeds ................................          $3,946,820        $3,946,820
                                                                      ==========        ==========

                                 CAPITALIZATION

         The following table shows Lehigh Acres Bancshares' capitalization as of June 30, 1999 and the pro forma consolidated capitalization of Lehigh Acres Bancshares and the bank as adjusted to give effect to the sale of the minimum and maximum number of shares. All numbers on the "As Adjusted" columns reflect the proposed initial investment by the organizers and directors of $1,170,000. The additional paid in capital section shows capital to be received in the offering for the minimum and maximum offerings, less the sales agent commissions and expenses of the offering which are charged against this account. The "As Adjusted" columns also reflect the estimated cost of organizing Lehigh Acres Bancshares and organizing and preparing to open Lehigh Acres Bank through the expected opening date, which should be in the first quarter of 2000. See "Use of Proceeds" above.

         Please note that you will probably experience additional dilution due to operating losses expected during the initial years of the our operations.

                                                                                    As Adjusted           As Adjusted
                                                                                         For                  for
                                                               June 30, 1999       Minimum Offering     Maximum Offering
                                                               -------------       ----------------     ----------------
Shareholders Equity:

Common Stock, par value $.01 per share; 10,000,000
     shares authorized; 18,000 shares issued and
     outstanding; 600,000 shares issued and outstanding
     as adjusted (minimum offering); 1,000,000 shares
     issued and outstanding (maximum offering) ........          $     180           $    6,000           $   10,000

Preferred Stock, par value $.01 per share; 10,000,000
shares authorized; no shares issued and outstanding ...                  0                    0                    0

Additional paid-in capital ............................          $ 179,820           $5,667,600           $9,343,600

Deficit accumulated during the pre-opening stage ......          $(194,476)          $ (509,780)          $ (509,780)
                                                                 ---------           ----------           ----------
Total shareholders' equity (deficit) ..................          $ (14,476)          $5,163,820           $8,843,820
                                                                 =========           ==========           ==========
Book Value Per Share ..................................          $    (.80)          $     8.61           $     8.84
                                                                 =========           ==========           ==========

                                 DIVIDEND POLICY

         We expect to initially retain all earnings to operate and expand the business. It is unlikely that we will pay any cash dividends in the near future. Our ability to pay any cash dividends will depend primarily on Lehigh Acres Bank's ability to pay dividends to Lehigh Acres Bancshares, which depends on the profitability of the bank. In order to pay dividends, the bank must comply with the requirements of all applicable laws and regulations. See "Supervision and Regulation - The Bank - Dividends" on page 27 and "Supervision and Regulation - The Bank - Capital Regulations" on page 28. In addition to the availability of funds from the bank, our dividend policy is subject to the discretion of our board of directors and will depend upon a number of factors, including future earnings, financial condition, cash needs, and general business conditions.

                                PLAN OF OPERATION

GENERAL

         Lehigh Acres Bancshares was formed to organize and own all of the capital stock of Lehigh Acres Bank. The organizers filed an application with the Office of the Comptroller of the Currency on June 26, 1998 to charter the bank as a national bank, and it was preliminarily approved on March 30, 1999. We obtained the preliminary approval of the FDIC to receive federal deposit insurance on April 2, 1999 and approval from the Federal Reserve to become a bank holding company on August 13, 1999. Whether the charter is issued and deposit insurance is obtained will depend upon compliance with legal requirements imposed by the Office of the Comptroller of the Currency, FDIC, and Federal Reserve, which includes capitalization of the bank with at least $5,000,000. We expect to receive all regulatory approvals by the fourth quarter of 1999.

EXPENSES

         As of June 30, 1999, Lehigh Acres Bancshares had total assets of $27,522, consisting of cash $2,308, deferred registration costs of $23,319 and other assets $1,895. Lehigh Acres Bancshares incurred a net loss of $194,476 for the period from its inception on April 14, 1998 through June 30, 1999.

         On completion of the offering and opening of the bank, we expect we will have incurred the following expenses:

         - $ 646,400 in commissions to the sale agent in the event of a maximum offering, which will be deducted from the proceeds of the offering.
         -    $ 109,780 in expenses of organizing Lehigh Acres Bancshares, which will be charged against the income of Lehigh Acres Bancshares.
         -    $ 400,000 in expenses to organize and prepare to open Lehigh Acres
              Bank, consisting principally of salaries, overhead and other operating costs, will be charged against the income of Lehigh Acres Bank.
         -    $ 150,000 for the construction of leasehold improvements.
         -    $ 250,000 for furniture, fixtures, and equipment.

OFFICES AND FACILITIES

         The bank's permanent office will be located in a facility at the intersection of Homestead Road and Plaza Drive in the Homestead Road Shopping Center in the heart of Lehigh Acres' business district. We have leased a 4,700 square foot permanent facility with three drive-through service lanes at this location at an initial rental rate of $6,486 per month. The term of the lease is 16 years, with an option to renew the lease for another 10 years. We also intend to construct leasehold improvements to this facility prior opening the bank at a projected cost of $150,000. We will purchase furniture, fixtures, and equipment for the bank at a projected cost of $250,000. We believe that this facility will adequately serve the bank's needs for its first several years of operation.

YEAR 2000 ISSUES

         Like many financial institutions, we will rely upon computers for the daily conduct of our business and for information systems processing. There is concern among industry experts that on January 1, 2000, computers will be unable to "read" the new year and there may be widespread computer malfunctions. We will generally be relying on software and hardware developed by independent third parties for our information systems.

         We have entered into an agreement with M & I Data Services to provide our core data processing software and services and our ATM services. We plan to request and review testing and results from each of our vendors demonstrating Year 2000 readiness and compliance. We have prepared a comprehensive Year 2000 Plan. Our chief executive officer will implement the plan with oversight from our board of directors. The plan involves investigation of each vendor, validation of each vendor's testing procedures and results, testing on our own systems if reasonable, and receiving Year 2000 warranties from each of our selected vendors. Based on our preliminary review of each vendor, we do not believe that any of them have any significant Year 2000 problems. We will seek to ensure that our agreements with our primary vendors include warranties regarding Year 2000 compliance, although the remedies available under such agreements include standard disclaimers of liability and specifically exclude special, incidental, indirect, and consequential damages.

         Our customers may also have Year 2000 issues. We may incur losses if such issues affect our loan customers' ability to repay their loans or if they suffer material harm to their businesses as a result. We intend to require certification from each commercial borrower that their systems are Year 2000 compliant and that they do not expect to be adversely affected by the year change. Although these certifications will be helpful, it would be very difficult for us to accurately assess the Year 2000 readiness of any borrower. We may therefore suffer loan losses from customers who have significant Year 2000 problems.

         We anticipate opening the bank after January 1, 2000, at which time we believe that most of the uncertainty surrounding the Year 2000 issue should be resolved. In this event, our risks associated with computer malfunctions should be greatly reduced, but we will still seek to ensure that our computer systems and our major vendors' and clients' computer systems are in compliance and functioning properly.

                                PROPOSED BUSINESS

GENERAL

         We incorporated Lehigh Acres Bancshares as a Florida corporation on May 19, 1999 primarily to function as a holding company to own and control all of the capital stock of Lehigh Acres Bank. We initially will engage in no business other than owning and managing the bank.

         We have chosen this holding company structure because we believe it will provide flexibility that would not otherwise be available. Subject to Federal Reserve Board debt guidelines, the holding company structure can assist the bank in maintaining its required capital ratios by borrowing money and contributing the proceeds to the bank as primary capital. Additionally, a holding company may engage in certain non-banking activities that the Federal Reserve Board has deemed to be closely related to banking. Although we do not presently intend to engage in other activities, we will be able to do so with a proper notice or filing to the Federal Reserve if we believe that there is a need for these services in our market area and that such activities could be profitable.

         We are organizing the bank as a national bank under the laws of the United States and, subject to regulatory approval, will engage in a commercial and consumer-banking business with deposits insured by the FDIC. The bank may not commence business until the Office of the Comptroller of the Currency issues a charter for the bank and the FDIC grants deposit insurance to the bank.

STATUS OF ORGANIZATION

         On June 26, 1998 our directors filed, as organizers, an application with the Office of the Comptroller of the Currency for permission to operate a national bank and an application with the Federal Deposit Insurance Corporation for deposit insurance. On March 30, 1999, the Office of the Comptroller of the Currency issued an order preliminarily approving the charter of the bank with conditions, including the receipt of federal deposit insurance and satisfaction of minimum capital requirements. On April 2, 1999, the Federal Deposit Insurance Corporation approved the bank's application for federal deposit insurance subject to conditions including minimum capital requirements. The Federal Reserve Board approved our application to become a bank holding company through ownership of the bank on August 13, 1999. We expect to be in a position to satisfy all conditions of our regulatory approvals upon the completion of this offering.

MANAGEMENT

         We have retained Lloyd Weber to lead the management teams for both Lehigh Acres Bancshares and Lehigh Acres Bank as their president and chief executive officer. He has over 30 years of experience in the banking industry. Until Mr. Weber resigned to begin preparations to open Lehigh Acres Bank, he served as the senior vice president and senior loan officer (Lee County) of Florida Community Bank.

SERVICE AREA

         We expect initially to draw a large percentage of our business from the Lee County area, primarily Lehigh Acres. Lee County has been one of the fastest growing regions in Florida over the last several years. The county's population has grown from 335,113 in 1990 to 389,100 in 1997. By 2005, the population is expected to reach 463,195, an increase of over 19% since 1997. The economy in this area has been strong as well. The primary employment industries in the area are real estate, finance, insurance, and service. The unemployment rate dropped to 3.0% in 1998 and gross retail sales in the county increased 10% from 1997 to 1998 to $6.2 billion. During the same period, the annual rate of construction of single family homes increased 10% and that of multi-family units increased almost 50%. While the economy in this area has been strong in recent years, an economic downturn in the area would hurt our business.

MARKETING FOCUS

         Most of the banks in the Lee County area are now local branches of large regional banks. Although size gives the larger banks certain advantages in competing for business from large corporations, including higher lending limits and the ability to offer services in other areas of Florida and of Lee County, we believe that there is a void in the community banking market in the Lehigh Acres and greater Lee County areas and believe that the bank can successfully fill this void. We will not compete with large institutions for the primary banking relationships of large corporations, but we will compete for niches in this business and for the consumer business of their employees. We will also focus on small- to medium-sized businesses and their employees.

         We plan to advertise to emphasize our local ownership, community focus, and ability to provide more personalized service than our competition. We will also have the ability to offer large bank services. Most of the organizers are long-time residents and business people in the target market area and have determined the credit needs of the area through personal experience and communications with their business colleagues. We believe that the proposed community focus of the bank will succeed in this market and that the area will react favorably to the bank's emphasis on service to small businesses, individuals, and professional concerns.

         The bank will be active in providing residential mortgages, acquisition and development financing for subdivisions, and construction, and permanent financing for commercial real estate, particularly owner-occupied property.

         Consumers will enjoy extended bank operating hours, drive-up windows, drive-up ATMs, and a convenient centrally-located main office location where road infrastructure is in place to make access easier. We will emphasize local decision-making with experienced bankers, attention to lower employee turnover, and professional and responsive service. We believe customers will be responsive to a banking environment where they are encouraged with an approach of "what the bank can do for you" versus an approach of "what the bank can't do for you." This highlights the community bank approach we will take in the market place.

DEPOSITS

         We intend to offer a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, commercial accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates will be tailored to our principal market area at rates competitive to those offered in the Lee County area. In addition, we intend to offer certain retirement account services, such as Individual Retirement Accounts (IRAs). We intend to solicit these accounts from individuals, businesses, associations, organizations, and governmental authorities.

LENDING ACTIVITIES

         General. We intend to emphasize a range of lending services, including real estate, commercial, and consumer loans to individuals and small- to medium-sized businesses and professional concerns that are located in or conduct a substantial portion of their business in the our market area. We will initially emphasize retail banking, home mortgages, real estate, and consumer lending needs.

         Real Estate Loans. We expect that loans secured by first or second mortgages on real estate will make up a significant portion of the bank's loan portfolio. These loans will generally fall into one of three categories: commercial real estate loans, construction and development loans, or residential real estate loans. Each of these categories is discussed in more detail below, including their specific risks. Home equity loans are not included because they are classified as consumer loans, which are discussed below under a separate heading. Interest rates for all categories may be fixed or adjustable, and will more likely be fixed for shorter-term loans. The bank will generally charge an origination fee for each loan.

         The principal economic risk associated with real estate loans is cash flow capability and creditworthiness of the borrowers. Other risks associated with real estate loans vary with many economic factors, including employment levels, strength of the local and national economies, and fluctuations in the value of real estate, the primary form of collateral for these types of loans. Deterioration of any of these factors after a loan has been made could negatively affect a borrower's cash flow, creditworthiness, and ability to repay the loan. On first and second mortgage loans we would typically not advance more than 90% of the lesser of the cost or appraised value of the property. In the event we advance more than 80% of the lesser of the cost or appraised value of a property, we will require mortgage insurance. We will require a valid mortgage lien on all real property loans along with a title lien policy which insures the validity and priority of the lien. We will also require borrowers to obtain hazard insurance policies and flood insurance if applicable.


         We will compete for these loans with competitors who are well established in the Lee County area and have greater resources and lending limits. As a result, we may have to charge lower interest rates to attract borrowers.

         We will have the ability to originate real estate loans for sale into the secondary market. We may be able to limit our interest rate and credit risks on these loans by locking the interest rate for each loan with the secondary investor and receiving the investor's underwriting approval prior to originating the loan.

         Commercial Real Estate Loans. Commercial real estate loans will generally have terms of five years or less, although payments may be structured on a longer amortization basis. Risks associated with commercial real estate loans include the general risk of the failure of each commercial borrower, which will be different for each type of business and commercial entity. We will evaluate each business on an individual basis and attempt to determine its business risks and credit profile. We may or may not be successful. We will attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. We will also generally require that the debtor has sufficient cash flow to handle the debt service. We will typically review all of the personal financial statements of the principal owners and require their personal guarantees. One purpose of these reviews is to reveal secondary sources of payment and liquidity to support a loan request.

         Construction and Development Real Estate Loans. We will offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers who wish to build their own home. The term of construction and development loans will generally be limited to one year, although payments may be structured on a longer amortization basis. These loans are generally interim loans and are refinanced as general residential and commercial real estate loans upon completion of the project or paid off on the sale of the property. Construction and development loans generally carry a higher degree of risk than long term financing of existing properties. Repayment depends on the ultimate completion of the project and usually on the sale of the property. Risks include:


         -    cost overruns;
         -    mismanaged construction;
         -    inferior or improper construction techniques;
         -    economic changes or downturns during construction;
         -    a downturn in the real estate market;
         -    rising interest rates which may prevent sale the of the property;
              and
         -    failure to sell completed projects in a timely manner.


We will attempt to reduce risk by obtaining personal guarantees where possible, and by keeping the loan-to-value ratio of the completed project below specified percentages. We may also reduce risk by selling participations in larger loans to other institutions when possible.

         Residential Real Estate Loans. Residential real estate loans will generally have longer terms up to 30 years. We will offer fixed and adjustable rate mortgages. We expect to face very limited credit risk on these loans because most of them will be underwritten and sold in the secondary market without any recourse against the bank.

         Commercial Loans. The bank will make loans for commercial purposes in various types of businesses. Equipment loans will typically be made for a term of five years or less at fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment and with a loan-to-value ratio of 80% or less. Working capital loans will typically have terms not exceeding one year and will usually be secured by accounts receivable, inventory, or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal will typically be repaid as the assets securing the loan are converted into cash, and in other cases principal will typically be due at maturity. Asset based lending, leasing, and factoring will be offered through third party vendors who can handle the paper work and servicing and generally assume most of the credit risk. Trade letters of credit, standby letters of credit, and foreign exchange will be handled through a correspondent bank as agent for the bank.

         The principal economic risk associated with each category of anticipated loans, including commercial loans, is the cash flow capability and creditworthiness of the borrowers. The risks associated with commercial loans vary with many economic factors, including the economy in the Lee County area. Deterioration of the economy could impact our borrower's businesses and therefore their cash flow and ability to repay their loans. The well established banks in the Lee County area will make proportionately more loans to medium-to large-sized businesses than we will. Many of the bank's anticipated commercial loans will likely be made to small- to medium-sized businesses which may be less able to withstand competitive, economic, and financial conditions than larger borrowers.

         Consumer Loans. The bank will make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans. Installment loans typically will carry balances of less than $50,000 and be amortized over periods up to 60 months. Consumer loans may be offered on a single maturity basis where a specific source of repayment is available. Revolving loan products will typically require monthly payments of interest and a portion of the principal.

          The principal economic risks associated with consumer loans are the creditworthiness and cash flow of the bank's borrowers. The principal competition for consumer loans will be the established banks in the Lee County area. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate.

          We will also offer home equity loans. Our underwriting criteria for and the risks associated with home equity loans and lines of credit will generally be the same as those for first mortgage loans. Home equity lines of credit will typically have terms of 15 years or less, will typically carry balances less than $125,000, and may extend up to 80% of the available equity of each property.

          Loan Approval and Review. The bank's loan approval policies will provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer's lending authority, the loan request will be considered and approved by an officer with a higher lending limit or the bank's loan committee. The bank will not make any loans to any director or executive officer of the bank unless the loan is approved by the board of directors of the bank and is made on terms not more favorable to such person than would be available to a person not affiliated with the bank. The bank currently intends to adhere to Federal National Mortgage Association and Federal Home Loan Mortgage Corporation guidelines in its mortgage loan review process, but may choose to alter this policy in the future.

         Loan and Asset Distribution. We estimate that our initial percentage distribution of our loans and deposits will be as follows:

                               Loans                                         Deposits
                               -----                                         --------
         Real Estate                              45%       Regular Checking                     7%
         Commercial Loans                         35%       Interest Checking                    9%
         Equity Line and Consumer Loans           20%       Business Checking                    7%
                                                            Passbooks                           12%
                                                            Money Market                        13%
                                                            CD's under $100,000                 38%
                                                            CD's over $100,000                  10%
                                                            IRA & KEOGH                          3%
                                                            Other                                1%

These are estimates only. Our actual deposit and loan distribution will depend on our customers and vary initially and over time. We will maintain an allowance for loan losses, which we will establish through a provision for loan losses charged against income. We will charge loans against this allowance when we believe that the collectibility of the principle is unlikely. The allowance will be an estimated amount that we believe will be adequate to absorb losses inherent in the loan portfolio based on evaluations of its collectibility. We anticipate that initially our loan loss reserve will equal approximately 1% of the average outstanding balance of our loans. Over time, we will base the allowance for loan losses on our evaluation of factors such as changes in the nature and volume of the loan portfolio, overall portfolio quality, specific problem loans and commitments, and current anticipated economic conditions that may affect the borrower's ability to pay. Despite these allocation measures, we will continue to be susceptible to risks caused by concentrations in types of loans. For example, a high percentage of home mortgage loans would be susceptible to a risk of a drop in the value of real estate.

         Lending Limits. The bank's lending activities will be subject to a variety of lending limits imposed by federal law. In general the bank will be subject to a legal limit on loans to a single borrower equal to 15% of the bank's capital and unimpaired surplus. Different limits may apply in certain circumstances based on the type of loan or the nature of the borrower, including the borrower's relationship to the bank. These limits will increase or decrease as the bank's capital increases or decreases. We expect the bank's initial legal limit will be around $690,000 based on the minimum offering. The bank will initially have a self-imposed loan limit of 80% of the legal limit, or approximately $550,000. Unless the bank is able to sell participations in its loans to other financial institutions, the bank will not be able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits.


OTHER BANKING SERVICES

         Other anticipated bank services include cash management services for commercial businesses such as a sweep services and lines of credit. We will offer drive-up window service and ATMs, debit cards, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. We plan for the bank to become associated with the Honor and Cirrus ATM networks that may be used by the bank's customers throughout Lee County and other regions. We believe that by being associated with a shared network of ATMs, we will be better able to serve our customers and will be able to attract customers who are accustomed to the convenience of using ATMs, although we do not believe that maintaining this association will be critical to our success. We intend to begin offering these services shortly after opening the bank. We also plan to offer debit card services through a correspondent bank as an agent for the bank. We do not expect the bank to exercise trust powers during its initial years of operation.

COMPETITION

         The banking business is highly competitive. The bank will compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, finance companies, and money market mutual funds operating in the Lee County area and elsewhere. In 1998, there were more than 148 banking offices representing 26 financial institutions operating in Lee County holding almost $5.3 billion in deposits. In the City of Lehigh Acres, there were 6 financial institutions holding over $264 million in deposits in 1998. Most of these competitors have substantially greater resources and lending limits than the bank will and offer certain services, such as extensive and established branch networks and trust services, that we either do not expect to provide or will not provide initially. Our competitors in the Lehigh Acres area include First Union Bank, Bank of America (formerly NationsBank), SouthTrust Bank, SunTrust Bank, Florida Community Bank, and Colonial Bank. As a result of these competitive factors, the bank may have to pay higher rates of interest to attract deposits. Based on a conservative growth rate of 3%, the deposits in the Lee County area will grow to approximately $6.5 billion by the year 2005. During this same period, deposits in the City of Lehigh Acres are projected to grow to over $325 million. Our plan over the next five years is to reach a 12.3% market share in Lehigh Acres with deposits in excess of $40 million.
Of course, there can be no assurances that we will accomplish these objectives.

EMPLOYEES

         We anticipate that, upon commencement of operations, the bank will have approximately 13 full time employees and no part time employees operating out of the facility in Lehigh Acres. Lehigh Acres Bancshares, as the holding company for the bank, will not have any employees other than its officers.

LEGAL PROCEEDINGS

         Neither Lehigh Acres Bancshares, Lehigh Acres Bank, nor any of their properties are subject to any material legal proceedings.

                           SUPERVISION AND REGULATION

         Both Lehigh Acres Bancshares and Lehigh Acres Bank are subject to state and federal banking laws and regulations which impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institution Report Recovery and Enforcement Act in 1989 and following with the FDIC Improvement Act in 1991, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have in the future on our business and earnings.


LEHIGH ACRES BANCSHARES

         Because it will own the outstanding capital stock of the bank, Lehigh Acres Bancshares will be a bank holding company within the meaning of the federal Bank Holding Company Act of 1956. As a Florida corporation, Lehigh Acres Bancshares is also subject to Chapter 607, Florida Business Corporation Act and the regulations effected by the Florida Department of State. Our activities will also be governed by the Glass-Steagall Act of 1933.

         The Bank Holding Company Act. Under the Bank Holding Company Act, Lehigh Acres Bancshares will be subject to periodic examination by the Federal Reserve and required to file periodic reports of its operations and such additional information as the Federal Reserve may require. Our activities at the bank and holding company levels will be limited to:

         -    banking and managing or controlling banks;
         - furnishing services to or performing services for its subsidiaries; and
         - engaging in other activities that the Federal Reserve determines to be so closely related to banking and managing or controlling banks as to be a proper incident to those activities.

         Investments, Control, and Activities. With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

         -    acquiring substantially all the assets of any bank;
         - acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
         -    merging or consolidating with another bank holding company.

         In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations under these Acts, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either Lehigh Acres Bancshares has registered securities under
Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. We will most likely be required to register under the Securities Exchange Act of 1934 once we have more than 500 shareholders of record. The regulations provide a procedure for challenge of the rebuttable control presumption.

         Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident under the Act. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include the following:


         -    making or servicing loans and certain types of leases;
         -    engaging in certain insurance and discount brokerage activities;
         -    performing certain data processing services;
         - acting in certain circumstances as a fiduciary or investment or financial adviser;
         -    owning savings associations; and
         - making investments in certain corporations or projects designed primarily to promote community welfare.


         The Federal Reserve Board imposes certain capital requirements on Lehigh Acres Bancshares under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "- Capital Regulations." Subject to its capital requirements and certain other restrictions, Lehigh Acres Bancshares is able to borrow money to make a capital contribution to the bank, and such loans may be repaid from dividends paid from the bank to Lehigh Acres Bancshares. Our ability to pay dividends will be subject to regulatory restrictions as described below in "The Bank - Dividends." Lehigh Acres Bancshares is also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

         Source of Strength; Cross-Guarantee. In accordance with Federal Reserve Board policy, Lehigh Acres Bancshares will be expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which Lehigh Acres Bancshares might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

         Glass-Steagall Act. We will also be restricted by the provisions of the Glass-Steagall Act, which prohibits Lehigh Acres Bancshares from owning subsidiaries that are engaged principally in the issue, flotation, underwriting, public sale, or distribution of securities. The interpretation, scope, and application of the provisions of the Glass-Steagall Act currently are being considered and reviewed by regulators and legislators, and the interpretation and application of those provisions have been challenged in the federal courts.

THE BANK

         The bank will operate as a national banking association incorporated under the laws of the United States and subject to examination by the Office of the Comptroller of the Currency. Deposits in the bank will be insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules.

         The Office of the Comptroller of the Currency and the FDIC will regulate or monitor virtually all areas of the bank's operations, including:

         -    security devices and procedures,
         -    adequacy of capitalization and loss reserves,
         -    loans,
         -    investments,
         -    borrowings,
         -    deposits,
         -    mergers,
         -    issuances of securities,
         -    payment of dividends,
         -    interest rates payable on deposits,
         -    interest rates or fees chargeable on loans,
         -    establishment of branches,
         -    corporate reorganizations,
         -    maintenance of books and records, and
         - adequacy of staff training to carry on safe lending and deposit gathering practices.

The Office of the Comptroller of the Currency will require the bank to maintain certain capital ratios and imposes limitations on the bank's aggregate investment in real estate, bank premises, and furniture and fixtures and to prepare quarterly reports on the bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

         Under the FDIC Improvement Act, all insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

         -    internal controls,
         -    information systems and audit systems,
         -    loan documentation,
         -    credit underwriting,
         -    interest rate risk exposure, and
         -    asset quality.

         National banks and their holding companies which have been chartered or registered or have undergone a change in control within the past two years or which have been deemed by the Office of the Comptroller of the Currency or the Federal Reserve Board to be troubled institutions must give the Office of the Comptroller of the Currency or the Federal Reserve Board thirty days prior notice of the appointment of any senior executive officer or director. Within the thirty day period, the Office of the Comptroller of the Currency or the Federal Reserve Board, as the case may be, may approve or disapprove any such appointment.

         Deposit Insurance. The FDIC establishes rates for the payment of premiums by federally insured banks and thrifts for deposit insurance. A separate Bank Insurance Fund and Savings Association Insurance Fund are maintained for commercial banks and savings associations with insurance premiums from the industry used to offset losses from insurance payouts when banks and thrifts fail. In 1993, the FDIC adopted a rule which establishes a risk-based deposit insurance premium system for all insured depository institutions. Under this system, until mid-1995 depository institutions paid to Bank Insurance Fund or Savings Association Insurance Fund from $0.23 to $0.31 per $100 of insured deposits depending on its capital levels and risk profile, as determined by its primary federal regulator on a semiannual basis. Once the Bank Insurance Fund reached its legally mandated reserve ratio in mid-1995, the FDIC lowered premiums for well-capitalized banks, eventually to $00 per $100, with a minimum semiannual assessment of $1,000. However, in 1996 Congress enacted the Deposit Insurance Funds Act of 1996, which eliminated even this minimum assessment. It also separated the Financial Corporation (FICO) assessment to service the interest on its bond obligations. The amount assessed on individual institutions, including the bank, by FICO is in addition to the amount paid for deposit insurance according to the risk-related assessment rate schedule. Increases in deposit insurance premiums or changes in risk classification will increase the bank's cost of funds, and there can be no assurance that such cost can be passed on to the bank's customers.

         Transactions With Affiliates and Insiders. The bank will be subject to the provisions of Section 23A of the Federal Reserve Act, which place limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank's capital and surplus and, as to all affiliates combined, to 20% of the bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.

         The bank will also be subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The bank will be subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit
(i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

         Dividends. A national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

         Branching. National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current Florida law, the bank may open branch offices throughout Florida with the prior approval of the Office of the Comptroller of the Currency. In addition, with prior regulatory approval, the bank will be able to acquire existing banking operations in Florida. Furthermore, federal legislation has recently been passed which permits interstate branching. The new law permits out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks.

         Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the Office of the Comptroller of the Currency, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank.

         Other Regulations. Interest and certain other charges collected or contracted for by the bank are subject to state usury laws and certain federal laws concerning interest rates. The bank's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

         - the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

         - the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

         - the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

         - the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

         - the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

         - the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the bank also are subject to:

         - the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

         - the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

         Capital Regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. We have not received any notice indicating that either Lehigh Acres Bancshares or Lehigh Acres Bank is subject to higher capital requirements. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1% of risk-weighted assets.

         Under these guidelines, banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

         The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

         The FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To quality as a "well capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Initially, we will qualify as "well capitalized."

         Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

         -    submit a capital restoration plan,
         -    raise additional capital,
         - restrict their growth, deposit interest rates, and other activities,
         -    improve their management,
         -    eliminate management fees, or
         -    divest themselves of all or a part of their operations.

Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans.

         These capital guidelines can affect us in several ways. If we grow the bank's loan portfolio at a rapid pace, its capital may be depleted too quickly, and a capital infusion from the holding company may be necessary which could impact our ability to pay dividends. Our capital levels will initially be more than adequate; however, rapid growth, poor loan portfolio performance or poor earnings performance or a combination of these factors could change our capital position in a relatively short period of time.

         The FDIC Improvement Act requires the federal banking regulators to revise the risk-based capital standards to provide for explicit consideration of interest-rate risk, concentration of credit risk, and the risks of untraditional activities. We are uncertain what effect these regulations would have.

         Failure to meet these capital requirements would mean that a bank would be required to develop and file a plan with its primary federal banking regulator describing the means and a schedule for achieving the minimum capital requirements. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

         Enforcement Powers. The Financial Institution Reform Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain "institution-affiliated parties." Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

         Recent Legislative Developments. From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Some of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. We cannot predict whether any of these proposals will be adopted or, if adopted, what effect these would have.

         Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

                                   MANAGEMENT

GENERAL

         The following table sets forth the number and percentage of outstanding shares of common stock beneficially owned as of the date of this prospectus by the organizers. This table also reflects the anticipated purchases by the organizers in the offering. We issued 18,000 shares to some of our organizers in return for their $180,000 initial investment. All purchases by the organizers prior to the offering were made at a price of $10.00 per share, the same price at which shares are being offered to the public. Upon completion of the offering, we will redeem these shares with the proceeds of the offering for $10.00 per share. Information relating to the beneficial ownership of common stock is based upon "beneficial ownership" concepts described in rules of the SEC under Section 13(d) of the Securities Exchange Act of 1934. Under these rules a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of each security, or "investment power," which includes the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days, including, without limitation, shares of common stock subject to currently exercisable options. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest. For instance, beneficial ownership includes spouses, minor children, and other relatives residing in the same household, and trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal. This table does not reflect warrants that will be granted to our organizers to purchase one share of common stock at $10.00 per share for each share purchased by the organizers in the offering.

                                           SHARES BENEFICIALLY OWNED        SHARES ANTICIPATED TO BE OWNED FOLLOWING
                                             PRIOR TO THE OFFERING                      THE OFFERING
                                           -------------------------        ----------------------------------------
                                                                                          PERCENTAGE     PERCENTAGE
                                                                                          OF MINIMUM     OF MAXIMUM
NAME OF BENEFICIAL OWNER                     NUMBER     PERCENTAGE            NUMBER       OFFERING       OFFERING
------------------------                     ------     ----------            ------       --------       --------
ROBERT C. BAGANS                              1,500        8.33%               6,500         1.08%         0.65%
CALVIN BEALS                                  1,500        8.33%               8,600         1.43%         0.86%
BENJAMIN BELL                                 1,500        8.33%               6,500         1.08%         0.65%
CRAIG A. DEARDEN                              1,500        8.33%               5,000         0.83%         0.50%
PAUL DINGER                                   1,500        8.33%               8,000         1.33%         0.80%
TERESA GOODLAD                                1,500        8.33%               7,700         1.28%         0.77%
JAMES D. HULL (CHAIRPERSON)                   1,500        8.33%              15,000         2.50%         1.50%
VIKAS K. JAIN                                 1,500        8.33%              10,000         1.67%         1.00%
LAWRENCE J. MURPHY                            1,500        8.33%               8,600         1.43%         0.86%
MICKI J. REGAS                                1,500        8.33%               7,500         1.25%         0.75%
PATRICIA A. REGAS                             1,500        8.33%               7,500         1.25%         0.75%
E. BYRON RICHARDSON                                                            2,500         0.42%         0.25%
KENNETH K. THOMPSON                                                            3,000         0.50%         0.30%
LLOYD J. WEBER (CEO)                                                          10,300         1.72%         1.03%
KENNETH C. WOLFE                              1,500        8.33%              10,300         1.72%         1.03%
ALL EXECUTIVE  OFFICERS AND DIRECTORS AS     18,000      100.00%             117,000        19.50%        11.70%
A GROUP (15 PERSONS)

EXECUTIVE OFFICERS AND DIRECTORS OF LEHIGH ACRES BANCSHARES

         The following sets forth certain information about executive officers and directors. Lehigh Acres Bancshares' articles of incorporation provide for a classified board of directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. The terms of office of the classes of directors expire as follows: Class I at the 2000 annual meeting of shareholders, Class II at the 2001 annual meeting of shareholders, and Class III at the 2002 annual meeting of shareholders. Executive officers serve at the discretion of the board of directors.

                                                        POSITION WITH
         NAME                     AGE              LEHIGH ACRES BANCSHARES
         ----                     ---              -----------------------
Robert C. Bagans                   34          Director
Calvin H. Beals                    64          Director
Benjamin R. Bell                   53          Director, Vice Chairperson of the Board
Craig A. Dearden                   34          Director
Paul F. Dinger                     57          Director
Teresa Goodlad                     51          Director
James D. Hull                      60          Director, Chairperson of the Board
Vikas K. Jain, M.D.                32          Director
Lawrence J. Murphy, D.V.M.         46          Director
Micki J. Regas                     38          Director
Patricia A. Regas                  65          Director
E. Byron Richardson                48          Director
Kenneth K. Thompson                45          Director
Kenneth C. Wolfe                   48          Director
Lloyd J. Weber                     57          Director, Chief Executive Officer

         Robert C. Bagans, Class I Director, is the owner of Realty World - C. Bagans First, Bagans Construction, Inc., and Benchmark Mortgage Corp., all operating in Lehigh Acres, Florida. He is a graduate of the Georgia Institute of Technology with a BS in Electrical Engineering. He is a long time resident of Lehigh Acres, moving to the community in 1970. Mr. Bagans serves as a board member for the Lehigh Acres Chamber of Commerce, and is President of the Realty World - Brokers' Council, a member of the National Association of Mortgage Brokers, and a member of the International Who's Who of Entrepreneurs.

         Calvin Beals, Class II Director, is an Executive Search Consultant for the banking industry. He has been a resident of Lee County for 12 years. Mr. Beals is a past bank president and was a bank board member for over 21 years. He also has been (1966 and 1968) involved as the CEO or COO of two de novo banks in Wisconsin and has total bank employment experience of 30 years. Mr. Beals was a founding board member and school director of the Wisconsin General Banking School and a founding board member and president of the District 1 Technical Foundation. Mr. Beals also served on the Financial Advisory Committee for the University of Wisconsin-Stout Foundation. He has experience as a director of the Menomonie, Wisconsin Industrial Development Corporation and several community and eleemosynary activities. He is currently active on several committees of Gateway Trinity Lutheran Church.

         Benjamin Bell, Class II Director, will be the vice chairperson of the bank and the holding company. He is a Senior Account Agent with Allstate Insurance. He started in the insurance business in 1975 with Metropolitan Insurance as a management trainee. He has been with Allstate since 1982 and opened his office in Lehigh Acres in 1985. He attended Rider College and Mercer County Community College from 1964 to 1970. He has served on numerous community and non-profit boards, is past president of Lehigh Acres Chamber of Commerce, President of Lehigh Acres Rotary Club, on the board of Directors of Community Health Assoc., Past President of Southwest Florida Safety Counsel, and a past Regional Vice President of Florida Association of Life Underwriters.

         Craig A. Dearden, Class I Director, is Vice President/CFO of AIM Engineering and Surveying, Inc. He received two BS degrees in accounting and finance from Florida State University. Mr. Dearden started his career in banking with Citicorp Savings and subsequently moved on to public accounting and governmental auditing. At present, he is responsible for the fiscal operations, human resources, and contract negotiations with AIM. Mr. Dearden is an active member of the Florida Institute of Consulting Engineers Transportation Committee.

         Paul Dinger, Class I Director, is currently a citrus grower. He was formerly with Chemical Dynamics, Inc. for eight years. Prior to that he was with Chevron Chemical Co. for 22 years. Mr. Dinger has been a resident in the area since 1971. He is a graduate of Florida State University with a BS in Business Management. Mr. Dinger also has an active real estate brokers' license and is a certified general contractor. He is a member of the Eagles Aerie #3938 in Lehigh Acres and the Elks Lodge #1288 in Fort Myers.

         Teresa Goodlad, Class I Director, CLU, is President of Goodlad Insurance Agency, Inc., an exclusive agency for State Farm Insurance Companies. Formerly an educator, she began her State Farm Agency in Lehigh Acres in 1987. Ms. Goodlad received her BA degree, cum laude, from the University of West Florida, and received her Chartered Life Underwriter designation from the American College. Her professional memberships include the National Association of Life Underwriters and the Society of Financial Service Planners. She is a member of the State Farm Speakers Bureau and a designated media spokesperson for State Farm Insurance Company in Lee County. Ms. Goodlad is a past President, Vice-president, and current director of the Lehigh Acres Chamber of Commerce and a member of the Town and Gown Society of Florida Gulf Coast University.

         James D. Hull, Class III Director, will be the Chairperson of the Board of the bank and the holding company. He is the owner and president of AIM Engineering & Surveying, Inc. He is a licensed engineer, surveyor, general contractor, real estate broker, and appraiser. Mr. Hull was born and raised in agriculture, still having cattle, but has worked 40 years in the development field, and for the past 18 years has served as the CEO for AIM, a 150 employee engineering firm. He is the past chairman of the CE&I sub-committee for the Florida Institute of Consulting Engineers, and he is a member of FICE, Florida Engineering Society, Florida Society of Surveyors and Mappers, Appraisal Institute, National Association of Master Appraisers, the Board of Realtors, the American Congress on Surveying and Mapping.

         Vikas K. Jain, MD, Class II Director, is President, Chief Executive Officer, and founder of Cornea and Cataract Center, P.A., an ophthalmology practice specializing in total eye care. He has been in private practice in Lee County for three years. He attended Johns Hopkins University as an undergraduate. Thereafter, Dr. Jain took his medical training at the University of Florida College of Medicine, where he graduated first in his class with honors and honors for research. Next, he took his internship, residency, and fellowship in ophthalmology at Harvard Medical School in Boston. Dr. Jain is a Diplomat of the National Board of Medical Examiners and is board-certified by the American Board of Ophthalmology. He is an active member of the American College of Surgeons, American Academy of Ophthalmology, Alpha Omega Honor Medical Society, and the American Society of Cataract and Refractive Surgery. Dr. Jain is a staff surgeon at all hospitals and surgery centers in Lee County. Dr. Jain has published widely in scientific journals and contributed to numerous ophthalmic textbooks. He has also appeared on Connie Chung's "Eye to Eye" in a segment focusing on limbal transplantation, a unique surgical procedure to restore sight to patients with severely injured eyes. In addition, Dr. Jain has taught and lectured on the local, national and international level in his area of specialty. Dr. Jain resides in Lee County with his wife, also a physician, and his three children.

         Lawrence J. Murphy, Class III Director, DVM, is a lifetime resident in Lee County (Fort Myers area since 1955) and received his BS at Florida State University and his doctorate from The University of Florida in 1982. Dr. Murphy is the President of The Animal Medical Center of Lehigh Acres, P.A., a full service small animal veterinary hospital that he and his wife, Beth Murphy, DVM built and opened in 1986. Nationally, Dr. Murphy belongs to the American Veterinary Medical Association and the American Animal Hospital Association. Locally, Dr. Murphy is actively involved with the Lehigh Acres Rotary Club (Past President 1993), the Humane Society of Lee county (current Board member, Past President 1991), and The Southwest Florida Community Foundation (currently on the Grants Advisory Committee).

         Micki J. Regas, Class III Director, has been President and CEO of Fleetwood Title, a Real Estate Title Insurance company since 1983. He is also President of Fleetwood Travel. Mr. Regas has a Title Insurance license as well as a General Contractor's license. He graduated as a junior in high school at the top of his class and went directly to Ohio State University in Columbus, Ohio. Mr. Regas relocated to Lehigh Acres and started Fleetwood Title. He has become well known in the local community as a member of FAITA (Florida Association of Independent Title Agents), ASTA (American Society of Travel Agents), and AOPA (Airplane Owner and Pilot Association).

         Patricia A. Regas, Class II Director, has been Vice President of Fleetwood Title since 1983. She has a Real Estate Broker's license and a Title Insurance license. Ms. Regas has over 40 years of experience in the real estate industry, and she has taught real estate licensing courses for the State of Ohio for 5 years. Prior to moving to the Lehigh Acres area in 1981, Ms. Regas was the President of James Regas, Inc., a real estate holding company, for 25 years, and she was vice president of All-Ohio Realty, a real estate agency from 1956 until 1981. Ms. Regas has played an active role in several other family businesses including a hotel and a restaurant.


         E. Byron Richardson, Class I Director, has been in the bank consulting industry since 1983. He is one of the founding owners of Bank Resources, Inc. (and its predecessors) where he has assisted with the formation of approximately 50 banks and bank holding companies. Mr. Richardson has consulted with financial institutions and de novo banks in the United States, Russia, South America, and the Pacific Rim. Mr. Richardson began his banking career in 1970 with Columbus Bank & Trust Company, Columbus, Georgia (n/k/a Total Systems). In 1996, Mr. Richardson was a guest speaker at the Viet Nam Payment Systems and Technology Conference hosted by the Central Bank of Viet Nam and IBM. In 1997, Mr. Richardson was a member of the faculty of the BAI Graduate School of Banking at the University of Wisconsin. From 1989 to 1995, he was an organizer, bank director, chairman of the investment/asset liability committee, and holding company director of a de novo bank in North Carolina. His education includes Columbus State University, Columbus, Georgia and Florida State University, Tallahassee, Florida. (Mr. Richardson is not an organizer.)


         Kenneth K. Thompson, Class II Director, is an attorney with a practice based in Lehigh Acres, Florida. He received a Bachelor of Arts degree in History from the University of Georgia in 1975 where he graduated with honors. He graduated from the School of Law at the University of Georgia in 1979, where he was a recent development editor of the Georgia Journal of Internal and Comparative Law. Mr. Thompson was admitted to the State Bar of Georgia in 1979 and the State Bar of Florida in 1982. His primary practice areas are family law, criminal law, probate (estates), and real property. He has been a title agent with Attorney's Title Insurance Fund, Inc. since 1997. He has been in a sole practice since 1994 and his representative clients include the Collier County Housing Authority and the Immokalee Water and Sewer District. Mr. Thompson is an active member of the Lehigh Acres Rotary and is a board member and past-president of the Lehigh Acres Chamber of Commerce. He also serves of the board of the Family Health Services of Southwest Florida.

         Lloyd J. Weber, Class III Director, will be the President and CEO of the bank and the holding company. He is a seasoned banker with over thirty years experience in lending, operations, strategic planning, and marketing. Mr. Weber opened the Pan American Bank-Inverray as Vice-President and Cashier and later served as its President, CEO, and director. He has held various positions with SunBank-Okeechobee (and its predecessor) including Chairman of the Board, President, CEO and Senior Loan Officer. Mr. Weber also held the positions of Senior Vice President and Regional Manager of Sun Bank's Cape Coral offices in Southwest Florida. Mr. Weber was a partner with Loan Review Systems of Florida which specialized in bank asset quality. Most recently he served as Senior Vice President and Senior Loan Officer of Lee County for Florida Community Bank in Lehigh Acres. Mr. Weber was named 1997 Ambassador of the Year by the Lehigh Acres Chamber of Commerce for his community service. He is currently the Vice President of the Lehigh Acres Chamber of Commerce and is scheduled to be President in 2001.

         Kenneth C. Wolfe, Class III Director, is the president and owner of Charles Wolfe & Sons of Florida, Inc., parent company of Data Storage Services, Data Recycling, and Data Mailroom Services. He is also President and owner of KPM Properties, Inc., a homebuilder in Lehigh Acres, Florida. Mr. Wolfe is active in the community where he serves as the Secretary on the Board of the Harry Chapin Food Bank and Director of the Recovery Ministry at McGregor Baptist Church. He has served in various capacities at the Salvation Army and he has coached CSA youth soccer and worked with youth sailing at the Edison Sailing Center. Mr. Wolfe attended Sullivan County College in upstate New York where he received a degree in business administration.


EMPLOYMENT AGREEMENTS

         We have entered into an employment agreement with Lloyd J. Weber for a five year term pursuant to which Mr. Weber will serve as the President and Chief Executive Officer of the bank. The term of this agreement will commence on the date the Bank opens for business. Mr. Weber will receive an annual salary of $96,000, plus his yearly medical insurance premium. He is eligible for an annual cash performance bonus equal to 5% of the bank's net income, not to exceed 15% of Mr. Weber's annual salary, in the event specified bank performance goals are attained. Mr. Weber is also eligible to participate in any management incentive program of the bank or any long-term equity incentive program and will be eligible for grants of stock options and other awards under these programs. Upon the closing of the offering (or as soon thereafter as an appropriate stock option plan is adopted by the Lehigh Acres Bancshares), Mr. Weber will be granted an option to purchase 25,000 shares of Common Stock at $10.00 per share. The options will vest equally over a three-year period and will have a term of ten years. Additionally, Mr. Weber will participate in the Bank's retirement, welfare and other benefit programs and is entitled to a life insurance policy and an accident liability policy and reimbursement for automobile expenses, club dues, and travel and business expenses. Mr. Weber's employment agreement also provides that following termination of his employment with the Bank and for a period of twelve months thereafter, Mr. Weber, may not (i) engage in the business of banking within a fifty-mile radius of the bank's offices, (ii) solicit major customers of the bank for the purpose of providing financial services, or (iii) disclose the names or addresses of the bank's customers to any other person or entity.

DIRECTOR COMPENSATION

         We do not intend to pay directors' fees until the bank is profitable. However, we reserve the right to pay directors' fees.

STOCK OPTION PLAN

         After the offering, we expect to adopt a stock option plan which will permit Lehigh Acres Bancshares to grant options to its officers, directors, and employees. We anticipate that we will initially authorize the issuance of a number of shares under the stock option plan equal to 15% of the shares outstanding after the offering. We will not issue stock options at less than the fair market value of the common stock on the date of grant.


STOCK WARRANTS

         In recognition of the financial risk and organizational risk they have undertaken in organizing the bank, for each share of common stock an organizer purchases in the offering, the organizer will also receive, for no additional consideration, a warrant to purchase one share of Common Stock for $10.00 per share. The warrants, which will be represented by separate warrant agreements, will become exercisable on the later of the date that the bank opens for business and one year from the date of this prospectus and will be exercisable in whole or in part during the ten year period following that date. The warrants and shares issued pursuant to the exercise of such warrants will be transferable, subject to compliance with applicable securities laws. If the Office of the Comptroller of the Currency issues a capital directive or other order requiring the bank to obtain additional capital, the warrants will be forfeited if not immediately exercised.

EXCULPATION AND INDEMNIFICATION

         The Florida Business Corporation Act authorizes a company to indemnify its directors and officers in certain instances against certain liabilities which they may incur by virtue of their relationship with the company. As permitted by the Florida Business Corporation Act, Lehigh Acres Bancshares's articles of incorporation contain a provision which, subject to certain limited exceptions, limits the liability of a director for any breach of duty as a director. There is no limitation of liability for:

         - a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

         - a transaction from which the director derived an improper personal benefit;

         - liability imposed under Section 607.0834 (or any successor provision or redesignation thereof) of the Florida Business Corporation Act (the "Act"); or

         - willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company shareholder.

In addition, if such act is amended to authorize further elimination or limitation of the liability of director, then the liability of each director shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the law requires such action. The provision does not limit the right of the company or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.

         Lehigh Acres Bancshares' bylaws provide that it shall indemnify each of its directors and officers to the fullest extent provided by law, and that indemnity will include advances for expenses and costs incurred during the course of a covered action.

         Our board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors intends to extend indemnification rights to all of its executive officers.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         We expect to have banking and other transactions in the ordinary course of business with the organizers, directors, and officers and their affiliates, including members of their families or corporations, partnerships, or other organizations in which such organizers, officers, or directors have a controlling interest, on substantially the same terms, including price, or interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. Such transactions are not expected to involve more than the normal risk of collectibility nor present other unfavorable features. Loans to individual directors and officers must also comply with the bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application will be excluded from the consideration of such loan application. We intend for all of our transactions with organizers or other affiliates to be on terms no less favorable than could be obtained from an unaffiliated third party and to be approved by a majority of our disinterested directors.

CONSULTING AND PROFESSIONAL RELATIONSHIPS


         We have entered into agreements with three of our organizers for the provision of professional services. Lloyd Weber is providing consulting and organizational services to us prior to the opening of the bank. We have entered into consulting agreements with Mr. Weber in order to retain his services. We paid him $80,000 in 1998 and $32,000 to date in 1999, plus health insurance benefits. No compensation was paid to Mr. Weber prior to 1998. We have entered into an employment agreement with Mr. Weber that will commence when the bank opens for business, please see "Employment Agreements" on page 35. Byron Richardson is also providing bank consulting services to us. We have paid him $35,000 to date and upon the successful completion of the offering, we will grant Mr. Richardson options to purchase 3,000 shares of our common stock for $10.00 per share. These options must be exercised within 10 years of the date of their grant. In the event we do not complete the offering, and we do not issue the options, we will pay Mr. Richardson $4,200. Kenneth Thompson, Esquire, an attorney licensed to practice in Florida, is providing legal services to us in connection with the organization of the bank. In consideration of his efforts, we have agreed to pay Mr. Thompson $10,000 when the bank opens for business. This obligation is contingent upon the successful completion of the offering. If we do not complete the offering, we will not pay Mr. Thompson. We believe that these transactions are on terms substantially the same as or better than those prevailing at the time for comparable transactions with unrelated parties.


MANAGEMENT RELATIONSHIPS

         Micki J. Regas is the son of Patricia A. Regas.


                         DESCRIPTION OF CAPITAL STOCK OF
                  LEHIGH ACRES FIRST NATIONAL BANCSHARES, INC.

GENERAL

         The authorized capital stock of Lehigh Acres Bancshares consists of 10,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The following summary describes the material terms of Lehigh Acres Bancshares' capital stock.

COMMON STOCK

         Holders of shares of the common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for that purpose. We do not plan to declare any dividends in the immediate future. See "Dividend Policy." Holders of common stock are entitled to one vote per share on all matters on which they are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of the company, holders of common stock are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered by the company under this document when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any classes or series of preferred stock that the company may issue in the future.


PREFERRED STOCK

         Our board of directors has the authority under our articles of incorporation, without the approval of or any action by the shareholders, to issue up to 10,000,000 shares of preferred stock. Our board of directors also has the authority to designate the series and any preferences, powers, limitations, and relative rights of each issuance of preferred stock, and these rights may be more favorable than those granted to holders of our common stock. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, could have an adverse effect on the rights of holders of our common stock (for example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock). The designation of any preferred stock with greater rights, privileges, and preferences than those applicable to the common stock could adversely affect the voting power, market price, and other rights and privileges of the common stock and could hinder or delay actions which the holders of common stock might desire, such as the removal of directors, attempted tender offers, proxy contests or takeovers, or other attempts to change control of the company. We do not have any current plans to issue any shares of preferred stock, and will not issue preferred stock to organizers on terms more favorable than those on which it issues preferred stock to shareholders other than organizers.

ANTI-TAKEOVER EFFECTS

         The provisions of the articles, the bylaws, and Florida law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

         Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of Lehigh Acres Bancshares by means of a proxy contest, tender offer, merger or otherwise, and thus protect the continuity of the company's management.

         Number of Directors. The bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than 5 nor more than 25 members.

         Classified Board of Directors. The articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

         Removal of Directors and Filling Vacancies. The bylaws provide that all vacancies on the board of directors, including those resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if they do not constitute a quorum. When one or more directors resign from the board of directors effective at a future date, a majority of directors then in office, including the directors who are to resign, may vote on filling the vacancy.

         Advance Notice Requirements for Shareholder Proposals and Director Nominations. The bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors at any meeting of shareholders must be in writing and be received by each director not later than twenty-four hours prior to the meeting when delivered personally or by telecopy or at least two days prior to the meeting when delivered by mail. We may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

         Nomination Requirements. Pursuant to the bylaws, we have established certain nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and certain biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

         Control Share Act and Affiliated Transaction/Fair Price Act. Lehigh Acres Bancshares is subject a provision under Florida law which may deter or frustrate unsolicited attempts to acquire certain Florida corporations. These statutes, commonly referred to as the "Control Share Act" and the "Fair Price Act" apply to most public corporations organized in Florida, unless the corporation has specifically elected to opt out of such provisions. Lehigh Acres has elected to opt out of the "Control Share Act." The Fair Price Act generally requires that certain transactions between a public corporation and an affiliate must be approved by the disinterested directors or by two-thirds of the disinterested shareholders, not including those shares beneficially owned by an "interested shareholder." The Control Share Act generally provides that shares of a public corporation acquired in excess of certain specific thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders. Lehigh Acres Bancshares decision not to opt out of the Fair Price Act could result in it being less attractive to a potential acquirer and/or result in shareholders receiving less for their shares that otherwise might be available in the event of an unsolicited takeover attempt.

SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, we will have a minimum of 600,000 and a maximum of 1,000,000 shares of common stock outstanding. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by "affiliates" of Lehigh Acres Bancshares, which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Directors will likely be deemed to be affiliates. These securities held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

         In general, under Rule 144, an affiliate of the company or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of the common stock by affiliates of Lehigh Acres Bancshares pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.


                                  LEGAL MATTERS

         The validity of the common stock offered by this document will be passed upon by Nelson, Mullins, Riley & Scarborough, L.L.P., Atlanta, Georgia.


                                     EXPERTS

         Lehigh Acres Bancshares' financial statements dated June 21, 1999 and for the period from April 14, 1998 (inception), until December 31, 1998 have been audited by Francis & Co., CPA, as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of Francis and Company given upon their authority as an expert in accounting and auditing.

                             ADDITIONAL INFORMATION

         We have filed with the SEC a registration statement on Form SB-2 (together with all amendments, exhibits, schedules and supplements, the "Registration Statement"), under the Securities Act of 1933 and the rules and regulations under the Act, for the registration of the common stock offered. This prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. For further information with respect to Lehigh Acres Bancshares, Lehigh Acres Bank, and the common stock, you should refer to the Registration Statement and the exhibits attached.

         You can examine and obtain copies of the Registration Statement at the Public Reference Section of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site at http://www.sec.gov that contains all of the reports, proxy and information statements and other information regarding registrants that file electronically with the SEC using the EDGAR filing system, including Lehigh Acres Bancshares.

         We have filed or will file various applications with the Office of the Comptroller of the Currency and the FDIC. You should only rely only on information in this prospectus and in our related Registration Statement in making an investment decision. If other available information is inconsistent with information in this prospectus, including information in public files or provided by the Office of the Comptroller of the Currency and the FDIC, such other information is superseded by the information in this prospectus. Projections appearing in the applications to such agencies were based on assumptions that the organizers believed were reasonable at the time, but which may have changed or otherwise be wrong. Lehigh Acres Bancshares and Lehigh Acres Bank specifically disclaim all projections for purposes of this prospectus and caution prospective investors against placing reliance on them for purposes of making an investment decision. Statements contained in this prospectus regarding the contents of any contract or other document referred to are not necessarily complete. If such contract or document is an exhibit to the Registration Statement, you may obtain and read such document or contract for more information.

         As a result of this offering, Lehigh Acres Bancshares will become a reporting company subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC, and we will furnish our shareholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information. Our fiscal year ends on December 31.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                       Page Number
                                                                                                       -----------
Independent Auditors' Report...............................................................................F-2

Balance Sheet as of December 31, 1998......................................................................F-3

Statement of Operations from Inception,
  April 14, 1998 to December 31, 1998......................................................................F-4

Statement of Changes in Stockholders' Equity from
  Inception, April 14, 1998, to December 31, 1998..........................................................F-4

Statement of Cash Flows from Inception,
  April 14, 1998, to December 31, 1998.....................................................................F-5

Notes to Financial Statements..............................................................................F-6

                                     FRANCIS
                                   & CO., CPAs

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Lehigh Acres First National Bancshares, Inc. (in organization)
Lehigh Acres, Florida

         We have audited the accompanying balance sheet of Lehigh Acres First National Bancshares, Inc., (in organization) Lehigh Acres, Florida, (the "Company") a development stage enterprise, as of December 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the period from April 14, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lehigh Acres First National Bancshares, Inc. (in organization) as of December 31, 1998, and the results of its operations and its cash flows for the period from April 14, 1998 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles.


                                            /s/ Francis & Co., CPAs
                                            ------------------------------------
                                                Francis & Co., CPAs



Atlanta, Georgia
June 21, 1999



            4400 Roswell Road Bldg. 142, Suite 301 Marietta, GA 30062
                       Tel: 770/650-1180 Fax: 770/650-8299

                  LEHIGH ACRES FIRST NATIONAL BANCSHARES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                 BALANCE SHEETS

ASSETS
------                                                         June 30          December 31,
                                                                 1999               1998
                                                              ---------           ---------
                                                             (Unaudited)
Cash                                                          $   2,308           $  51,476
Deferred registration costs                                      23,319                  --
Other assets                                                      1,895               2,911
                                                              ---------           ---------
 Total Assets                                                 $  27,522           $  54,387
                                                              =========           =========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Liabilities:
Advances from organizers                                      $  30,000           $ 209,000
Accrued expenses                                                 11,998                  --
                                                              ---------           ---------
 Total Liabilities                                            $  41,998           $ 209,000
                                                              ---------           ---------


Commitments and contingencies (Note 3)

Stockholders' Equity (Note 1):
        Common stock, $.01 par value,
        10,000,000 shares authorized,
        18,000 shares and 100 shares issued
        and outstanding at June 30, 1999 and
        December 31, 1998, respectively                       $     180           $       1
Paid-in-capital                                                 179,820                 999
 (Deficit) accumulated during
 the development stage                                         (194,476)           (155,613)
                                                              ---------           ---------
 Total Stockholders' Equity                                     (14,476)           (154,613)
                                                              ---------           ---------
 Total Liabilities and
  Stockholders' Equity                                        $  27,522           $  54,387
                                                              =========           =========

                   Refer to notes to the financial statements.

                  LEHIGH ACRES FIRST NATIONAL BANCSHARES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF OPERATIONS



                                                   For the                       From
                                                 three-months                 Inception
                                                ended June 30,                 April 14,
                                           1999               1998           1998 through
                                         --------           --------          December 31,
                                                 (Unaudited)                      1998
                                         ---------------------------          ------------
Revenues:
Interest income                          $    191           $    511          $    2,291
                                         --------           --------           ---------

  Total revenues                              191                511               2,291
                                         --------           --------           ---------

Expenses:
  Organizing consultant                  $ 19,500           $ 32,000          $   80,000
  Organizational expenses                     799             37,239              68,868
  Insurance expense                         1,269              1,615               4,040
  Advertising and promotional                 202                100                 945
  Travel and entertainment                  1,385              2,436               2,990
  Miscellaneous other expenses              2,596                351               1,061
                                         --------           --------           ---------
    Total expenses                       $ 25,751           $ 73,741             157,904
                                         --------           --------           ---------
Net (loss)                               $(25,560)          $(73,230)         $ (155,613)
                                         ========           ========           =========

Basic (loss) per share (Note 2)          $ (15.27)          $(732.30)         $(1,556.13)
                                         ========           ========           =========

                   Refer to notes to the financial statements.

                  LEHIGH ACRES FIRST NATIONAL BANCSHARES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF OPERATIONS



                                                    For the                     From
                                                  six-months                  Inception,
                                                ended June 30,                 April 14,
                                           1999               1998            1998 through
                                         --------           --------          December 31,
                                                 (Unaudited)                      1998
                                         ---------------------------          ------------
Revenues:
Interest income                          $    598           $    511          $    2,291
                                         --------           --------           ---------
  Total revenues                              598                511               2,291
                                         --------           --------           ---------

Expenses:
  Organizing consultant                  $ 31,500           $ 32,000          $   80,000
  Organizational expenses                   1,029             37,239              68,868
  Insurance expense                         2,517              1,615               4,040
  Advertising and promotional                 202                100                 945
  Travel and entertainment                  1,385              2,436               2,990
  Miscellaneous other expenses              2,828                351               1,061
                                         --------           --------           ---------
    Total expenses                       $ 39,461           $ 73,741             157,904
                                         --------           --------           ---------

Net (loss)                               $(38,863)          $(73,230)         $ (155,613)
                                         ========           ========           =========

Basic (loss) per share (Note 2)          $ (43.57)          $(732.30)         $(1,556.13)
                                         ========           ========           =========

                  Refer to notes to the financial statements.

                  LEHIGH ACRES FIRST NATIONAL BANCSHARES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF CASH FLOWS


                                                                     For the                           From
                                                                    six-months                      Inception,
                                                                   ended June 30,                   April 14,
                                                              1999                1998             1998 through
                                                            --------            --------           December 31,
                                                                    (Unaudited)                        1998
                                                            ----------------------------           ------------
Cash flows from pre-operating
 activities of
   the development stage:
   Net (loss)                                               $ (38,863)          $ (73,230)          $(155,613)
Adjustments to reconcile net
  (loss) to net cash used by
  pre-operating activities
  of the development stage:
   Decrease (increase)
     in other assets                                            1,016                (158)             (2,911)
     (Decease) in payables                                   (167,002)                 --                  --
                                                            ---------           ---------           ---------
Net cash used by pre-operating
 activities of the development stage                        $(204,849)          $ (73,388)          $(158,524)
                                                            ---------           ---------           ---------

Cash flows from investing activities:
  (Increase) in deferred
  registration costs                                        $ (23,319)                 --                  --
                                                            ---------           ---------           ---------
Net cash used in
  investing activities                                      $ (23,319)                 --                  --
                                                            ---------           ---------           ---------

Cash flows from financing activities:
 Issuance of common stock                                   $ 179,000           $   1,000           $   1,000
 Increase in borrowings                                            --             110,000             209,000
                                                            ---------           ---------           ---------
Net cash provided from
 financing activities                                       $ 179,000           $ 111,000           $ 210,000
                                                            ---------           ---------           ---------

Net increase (decrease) in cash                             $ (49,168)          $  37,612           $  51,476
Cash at beginning of period                                    51,476                  --                  --
                                                            ---------           ---------           ---------
Cash at end of period                                       $   2,308           $  37,612           $  51,476
                                                            =========           =========           =========

Supplemental disclosures of cash flow information:
  Cash paid for:
   Interest                                                 $      --           $      --           $      --
                                                            =========           =========           =========
   Income taxes                                             $      --           $      --           $      --
                                                            =========           =========           =========


                  Refer to notes to the financial statements.

                  LEHIGH ACRES FIRST NATIONAL BANCSHARES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
         FROM INCEPTION (APRIL 14, 1998) TO DECEMBER 31, 1998 (AUDITED)
          AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999 (UNAUDITED)


                                                           (Deficit)
                           Common                         Accumulated
                           Stock        Additional           During              Total
                            $.01         Paid-in-        the Development      Stockholders'
                         Par Value       Capital             Stage               Equity
                         ---------       -------             -----               ------
Issuance of
 100 shares
 of Common stock           $  1          $    999          $      --           $   1,000

Net (loss)                   --                --           (155,613)           (155,613)
                           ----          --------          ---------           ---------

Balance,
December 31, 1998             1               999           (155,613)           (154,613)
                           ----          --------          ---------           ---------

Issuance of
 17,900 shares
 of Common Stock            179           178,821                 --             179,000
                                                                               ---------

Net (loss)                   --                --            (38,863)            (38,863)
                           ----          --------          ---------           ---------

Balance,
June 30, 1999              $180          $179,820          $(194,476)          $ (14,476)
                           ====          ========          =========           =========


                  Refer to notes to the financial statements.

NOTE 1 - SUMMARY OF ORGANIZATION

         Lehigh Acres First National Bancshares, Inc. (in organization) (hereinafter, the "Company") was incorporated in the State of Florida on May 19, 1999 for the purpose of becoming a bank holding company with respect to a proposed de novo bank, Lehigh Acres First National Bank (the "Bank") to be located in Lehigh Acres, Florida. Prior to the formation of the Company, a group of organizers, on April 14, 1998, formed a separate company, Lehigh One, Inc., to be used as a tool to facilitate in the process of organizing and forming both the Company and the Bank. All assets, liabilities, rights, revenues and expenses acquired, incurred or undertaken by Lehigh One, Inc. from inception (April 14, 1998) have been transferred, by mutual agreement of the Boards of Directors of both Lehigh One, Inc. and the Company, to the Company. Accordingly, all financial transactions undertaken by Lehigh One, Inc. during 1998 and 1999 are reflected in the Company's financial statements as of June 30, 1999 and December 31, 1998.

         On March 30, 1999, the Company received preliminary approval from the Office of the Comptroller of the Currency (the "OCC") to charter a bank, and on April 2, 1999, the Company received preliminary approval from the Federal Deposit Insurance Corporation (the "FDIC") to insure deposits up to $100,000 per depositor. The Federal Reserve Board (the "FRB") approved our application to form of a bank holding company on August 13, 1999. When all regulatory applications are approved and the minimum stock sale is successfully completed, the Company will acquire 100 percent of the voting stock of the Bank by injecting a minimum of $5.0 million into the Bank's capital accounts.

         The Company is authorized to issue up to 10.0 million shares of its $.01 par value per share common stock ("Common Stock") . Each share is entitled to one vote and shareholders have no preemptive, cumulative voting or conversion rights. The organizers as a group capitalized the Company by acquiring 18,000 shares of the Company's Common Stock for an aggregate amount of $180,000. The organizers intend to purchase an additional 99,000 shares of the Company's Common Stock in the Offering. As of June 30, 1999 and December 31, 1998, there were 18,000 shares and 100 shares of the Company's Common Stock issued and outstanding, respectively.

         The Company is also authorized to issue of up to 10.0 million shares of its $.01 par value per share preferred stock. The Company's Board of Directors may, without further action by the shareholders, direct the issuance of preferred stock for any proper corporate purpose with preferences, voting powers, conversion rights, qualifications, special or relative rights and privileges which could adversely affect the voting power or other rights of shareholders of Common Stock. As of June 30, 1999 and December 31, 1998, there were no shares of the Company's preferred stock issued or outstanding.

         The Company's Articles of Incorporation and Bylaws contain certain provisions that might be deemed to have potential defensive "anti takeover" effects. These certain provisions include: (i) provisions relating to meetings of shareholders which limit who may call meetings and what matters will be voted upon; (ii) the ability of the Board of Directors to issue additional shares of authorized Common Stock and preferred stock without shareholder approval, thus retaining the ability to dilute any potential acquirer attempting to gain control by purchasing Company stock; (iii) a staggered Board of Directors, limiting the ability to change the members of the Board; and (iv) a provision that individuals affiliated with the Company's competitors may not qualify to serve on its Board.

         The Company intends to file a Registration Statement on Form SB-2 with the Securities and Exchange Commission offering for sale a minimum of 600,000 and maximum of 1,000,000 shares of its $.01 par value Common Stock (the "Offering"). The sales price for each share of Common Stock is $10.00. All subscription proceeds will be held by an Escrow Agent pending acceptance of subscriptions, completion of the Offering, and the receipt of preliminary approvals from the OCC, FDIC and the FRB. If the sale of the minimum (600,000) shares of Common Stock is not accomplished by the expiration date, as extended, all subscriptions will be canceled and all proceeds returned, with interest, to the subscribers. If the sale of the minimum (600,000) shares of Common Stock is accomplished and all final regulatory approvals are obtained, the Company will capitalize the Bank with at least $5.0 million immediately prior to commencement of banking operations.

         The organizers of the Company will receive one warrant, at no additional cost, for each share of Common Stock purchased by that organizer in the Offering. Each warrant entitles its holder to purchase one share of the Company's Common Stock for $10.00 for a period of ten years from the later of
(i) the date the Bank opens for business or (ii) one year after the date of its Offering prospectus. The warrants will vest immediately on the above date, as applicable, and may be exercised either in whole or in part. All warrants are subject to approval by the banking regulatory agencies.


         The Company is a development stage enterprise as defined by the Financial Accounting Standards Board Statement No. 7, "Accounting and Reporting by Development Stage Enterprises," as it devotes substantially all its efforts to establishing a new business, its planned principal operations have not commenced and there has been no significant revenue from the planned principal operations.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting. The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices in the banking industry. The Company uses the accrual basis of accounting by recognizing revenues when they are earned and expenses in the period incurred, without regard to the time of receipt or payment of cash. The Company has adopted a fiscal year that ends on December 31, effective for the period ended December 31, 1998.


         Organizational Expenses. Organizational costs are costs that have been incurred in the expectation that they will generate future revenues or otherwise benefit periods after the Company reaches the operating stage. Organizational costs generally include incorporation, legal and accounting fees incurred in connection with establishing the Company. In accordance with recent accounting pronouncements, all organizational expenses have been expensed when incurred.


         Deferred Registration Costs. Deferred registration costs are deferred and incremental costs incurred by the Company in connection with the underwriting and issuance of its own Common Stock. Deferred registration costs do not include any allocation of salaries, overhead or similar costs. The Company estimates that it will incur and pay commissions associated with the sale of stock in the Offering of approximately $326,400 on the minimum 600,000 shares and $646,400 on the maximum 1,000,000 shares. In addition to the underwriting commissions described above, the Company expects its other deferred registration costs to approximate $110,000. In a successful offering, deferred registration costs are deducted from the Company's paid-in-capital account. Registration costs associated with an unsuccessful offering are charged to operations in the period during which the offering is deemed unsuccessful.

         Income Taxes. The Company will be subject to taxation whenever taxable income is generated. As of June 30, 1999 and December 31, 1998, no income taxes had been accrued since no taxable income had been generated.

         Basic (Loss) Per Share. For the period from Inception (April 14, 1998) through December 31, 1998, basic loss per share amounted to $ (1,556.13) . The loss per share was calculated using 100 shares as the average number of shares outstanding during the period.

         Basic loss per share of $(15.27) and $(43.57) is based on the average number of shares outstanding of 1,674 and 892 for the three-month and six-month periods ended June 30, 1999, respectively. Note that the above result may not be indicative of future performance since planned principal operations have not commenced.


         Statement of Cash Flows. The statement of cash flows was prepared using the indirect method. Under this method, net loss was reconciled to net cash flows from pre-operating activities by adjusting for the effects of current assets and short term liabilities.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

         On June 10, 1999, the Company obtained a one-year, $250,000 line of credit ("LOC") at a floating rate of interest of prime less one percent. The LOC was obtained in order to fund pre-operating activities. As of June 30, 1999, no funds had been drawn against the LOC.

         In connection with the Company's formation and the organization of its subsidiary Bank, the Company has entered into three separate agreements with a bank consulting firm, a law firm and an accounting firm to assist it in: (i) preparing and filing all organizational and incorporation papers; (ii) preparing and filing applications with the bank regulatory authorities concerning the formation of a bank holding company and the organization of a Federally chartered bank; (iii) preparing a Registration Statement on Form SB-2, including the financial audit and filing same with the Securities and Exchange Commission; and (iv) drafting of employment agreements, stock option plans and other matters relating to compensation. The aggregate cost of the above services is estimated to approximate $145,000 and may vary depending upon the degree of complexity and time spent on the above projects.

         The bank consulting firm mentioned above is 100% owned by a certain organizer of the Company. The agreement with the bank consulting firm estimates the cost of its services to approximate $35,000 plus out of pocket expenses. In addition, this organizer will receive options to purchase 3,000 shares of the Company's Common Stock. Each option will entitle the organizer to purchase one share of the Company's Common Stock for $10.00 per share. The options will be exercisable for a period of ten years from the date the Bank opens for business. In the event that (i) the minimum offering (600,000 shares) is not met, or (ii) the options are not awarded for any reason within six months after the Bank opens for business, the Company will compensate this organizer the amount of $4,200. From inception (April 14, 1998) through June 30, 1999 and December 31, 1998, the bank consulting firm had been paid $36,361 and $35,332, respectively.

         On April 16, 1998, the Company entered into a consulting agreement ("Consulting Agreement I") with one of its organizers who will serve as the Company's and the Bank's President and CEO (the "CEO"). Consulting Agreement I requires the CEO to provide consulting services in connection with the organization of the Company and the proposed Bank. Consulting Agreement I was for a term of nine months and provided other customary benefits such as health, life and disability insurance, with cost not exceeding $600 per month. For calendar year 1998, the CEO was paid $80,000 pursuant to Consulting Agreement I.

         On January 16, 1999, the Company entered into a consulting agreement ("Consulting Agreement II") with its CEO. Consulting Agreement II, which replaced Consulting Agreement I, became effective January 16, 1999 and is for a term of up to fifteen months. During the six months ended June 30, 1999, the CEO was compensated $31,500 pursuant to Consulting Agreement II.

         On October 9, 1998, the Company entered into an employment agreement (the "Employment Agreement") with the CEO. The Employment Agreement will commence when the proposed Bank opens for business. The Employment Agreement is for a term of five years. Under the terms of the Employment Agreement, the CEO, for his services and efforts, will be paid an annual base salary of $96,000 plus performance bonuses of up to 15% of the base salary. The Employment Agreement provides for other customary benefits, such as health, life and disability insurance. Also, upon the Bank's opening for business and the Board's adoption of a stock option plan, the CEO will be granted options to purchase 25,000 shares of the Company's Common Stock at a price of $10.00 per share. The options will vest equally over a three year period and will have a term of ten years.

         The Company entered into two lease agreements with two unrelated parties. Both agreements cover the same facility from which the proposed Bank will operate. The first agreement obligates the Company to pay $6,486 for each of the initial eleven months beginning July 1, 1999 and $7,252 per month thereafter until May 31, 2005. The second agreement obligates the Company to pay $7,977 per month for five years beginning June 1, 2005 and $8,775 per month for five years beginning June 1, 2010. The second agreement also contains two additional five year options to renew. The first option, if exercised, obligates the Company to pay $9,652 per month beginning June 1, 2015. The second option, if exercised, obligates the Company to pay $10,618 per month beginning June 1, 2020. In addition to the monthly lease payments, the Company is obligated to pay sales tax, repairs and maintenance, insurance and property tax.

         Please refer to Note 1 concerning warrants to be issued to organizers.

NOTE 4 - RELATED PARTY TRANSACTIONS

         A group of fourteen individuals advanced $209,000 to the Company in order to fund the Company's pre-operating expenses. These funds were advanced interest-free. No imputed interest was charged to operations in the Company's financial statements as of and for the periods ended June 30, 1999 and December 31, 1998. Of the above advance of $209,000, on June 22, 1999, $179,000 was converted into 17,900 shares of the Company's Common Stock.

         Under an agreement dated June 26, 1998, an organizer was engaged to review certain contracts, leases and documents relevant to the organization of the Company. This organizer, upon a successful completion of the sale of at least the minimum Offering (600,000 shares), will receive the sum of $10,000 in consideration for services rendered. As of June 30, 1999 and December 31, 1998, no accrual was recorded and no payments had been paid with respect to this agreement.

         Please refer to Note 1 regarding all assets, liabilities, rights, revenues and expenses acquired, incurred or undertaken by Lehigh One, Inc., all of which have been assumed and transferred to the Company.

         Please refer to Note 1 for a discussion concerning the organizers, warrants.

         Please refer to Note 3 for a discussion concerning an agreement with a bank consulting firm owned 100% by a certain organizer of the Company.

         Please refer to Note 3 for discussions concerning the CEO's Employment Agreement, Consulting Agreement I and Consulting Agreement II.

NOTE 5 - UNAUDITED INTERIM FINANCIAL STATEMENTS

         The financial statements and related notes and schedules as of June 30, 1999 and 1998, and for the three and six-month periods then ended are unaudited. However, in the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of those financial statements have been included. Operating results for the six-month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

                  LEHIGH ACRES FIRST NATIONAL BANCSHARES, INC.
                     STOCK ORDER FORM/SUBSCRIPTION AGREEMENT


TO:      Lehigh Acres First National Bancshares, Inc.
         P.O. Box 1479
         Lehigh Acres, Florida  33970-1479

Ladies and Gentlemen:

         You have informed me that Lehigh Acres First National Bancshares, Inc., a Florida corporation (the "Company"), is offering up to 1,000,000 shares of its common stock, at a price of $10.00 per share payable as provided herein and as described in and offered pursuant to the prospectus furnished with this Subscription Agreement to the undersigned (the "prospectus").

         1. SUBSCRIPTION. Subject to the terms and conditions included, the undersigned tenders this subscription, together with payment in United States currency by check, bank draft, or money order payable to "The Independent Bankers' Bank of Florida as escrow agent for Lehigh Acres First National Bancshares, Inc." the amount indicated below (the "Funds"), representing the payment of $10.00 per share for the number of shares of common stock indicated below. The total subscription price must be paid at the time the Subscription Agreement is executed.

         2. ACCEPTANCE OF SUBSCRIPTION. It is understood and agreed that Lehigh Acres First National Bancshares, Inc. shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. Lehigh Acres First National Bancshares, Inc. may reduce the number of shares for which the undersigned has subscribed, indicating acceptance of less than all of the shares subscribed on its written form of acceptance.

         3. ACKNOWLEDGMENTS. The undersigned acknowledges that he or she has received a copy of the prospectus. This Subscription Agreement creates a legally binding obligation and the undersigned agrees to be bound by the terms of this Agreement.

         4. REVOCATION. The undersigned agrees that once this Subscription Agreement is tendered to Lehigh Acres First National Bancshares, Inc., it may not be withdrawn and that this Agreement shall survive the death or disability of the undersigned.

BY EXECUTING THIS AGREEMENT, THE SUBSCRIBER IS NOT WAIVING ANY RIGHTS HE OR SHE MAY HAVE UNDER FEDERAL SECURITIES LAWS, INCLUDING THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934.

THE SHARES OF COMMON STOCK OFFERED HERE ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         Please indicate in the space provided below the exact name or names and address in which the stock certificate representing shares subscribed for hereunder should be registered.


--------------------------------------------         ------------------------------------------------------------
Number of Shares Subscribed                          Name or Names of Subscribers (Please Print)
for (at least 100 shares and no more than
5% of the minimum offering)

$
 -------------------------------------------         ------------------------------------------------------------
Total Subscription Price at                          Please indicate form of ownership desired (individual,
$10.00 per share (funds must be enclosed)            joint tenants with right of survivorship, tenants in
                                                     common, trust corporation, partnership, custodian, etc.)


Date:                                                                                                     (L.S.)
     ---------------------------------------         -----------------------------------------------------
                                                              Signature of Subscriber(s)



--------------------------------------------                                                              (L.S.)
Social Security Number or Federal                    -----------------------------------------------------
Taxpayer Identification Number                                Signature of Subscriber(s)

Street (Residence) Address:



--------------------------------------------

--------------------------------------------

--------------------------------------------
         City, State and Zip Code


         When signing as attorney, trustee, administrator, or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. In the case of joint tenants or tenants in common, each owner must sign.



TO BE COMPLETED BY LEHIGH ACRES FIRST NATIONAL BANCSHARES, INC.:

         Accepted as of __________________, _______, as to ___________ shares.


                                    LEHIGH ACRES FIRST NATIONAL BANCSHARES, INC.


                                    --------------------------------------------
                                    By:
                                    Title:

                      FEDERAL INCOME TAX BACKUP WITHHOLDING


         In order to prevent the application of federal income tax backup withholding, each subscriber must provide the escrow agent with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9 below.

         Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50 penalty imposed by the IRS.

         Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements.

         If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.


                               SUBSTITUTE FORM W-9

         Under penalties of perjury, I certify that: (i) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me), and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

         You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are not longer subject to backup withholding, do not cross out item (ii).

         Each subscriber should complete this section.



----------------------------------           -----------------------------------
Signature of Subscriber                      Signature of Subscriber


----------------------------------           -----------------------------------
Printed Name                                 Printed Name


----------------------------------           -----------------------------------
Social Security or Employer                  Social Security or Employer
Identification No.                           Identification No.

================================================================================


                                TABLE OF CONTENTS

                                                Page
Summary...........................................3
Risk Factors......................................5
The Offering......................................9
Use of Proceeds..................................12
Capitalization...................................15
Dividend Policy .................................15
Plan of Operation................................16
Proposed Business................................18
Supervision and Regulation.......................24
Management.......................................31
Certain Relationships and Related Transactions...36
Description of Capital Stock.....................37
Legal Matters....................................39
Experts..........................................39
Additional Information...........................40
Index to Financial Statements...................F-1
Subscription Agreement..........................A-1

                           --------------------------

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN [ OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF THE DATE ON THE COVER, BUT THE INFORMATION MAY CHANGE IN THE FUTURE.


         UNTIL ____________________, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS.


================================================================================


                                1,000,000 SHARES
                                  COMMON STOCK

                               LEHIGH ACRES FIRST
                              NATIONAL BANCSHARES,
                                      INC.

                         A PROPOSED HOLDING COMPANY FOR

                        LEHIGH ACRES FIRST NATIONAL BANK


                                   PROSPECTUS



                           [INSERT SALES AGENT LOGO]


                                August ___, 1999


================================================================================